Execution Version

ARRANGEMENT AGREEMENT

between

FLORIDA CANYON GOLD INC.

and

INTEGRA RESOURCES CORP.

Dated July 28, 2024

Schedule "A"	Form of Plan of Arrangement
Schedule "B"	List of FCGI Properties
Schedule "C"	List of Purchaser Properties
Schedule "D"	Arrangement Resolution

- ii -

ARRANGEMENT AGREEMENT

THIS AGREEMENT dated the 28th day of July, 2024

BETWEEN:

FLORIDA CANYON GOLD INC.,

a corporation existing under the
Canada Business Corporations Act,

(hereinafter referred to as "FCGI")

- and -

INTEGRA RESOURCES CORP,

a corporation existing under the
Business Corporations Act (British Columbia),

(hereinafter referred to as "Purchaser")

RECITALS:

WHEREAS the FCGI Board has unanimously determined that the business combination to be effected by way of the Plan of Arrangement is advisable and in the best interest of FCGI and that, on the basis of an opinion from its financial advisors, the Arrangement Consideration is fair, from a financial point of view, to the FCGI Shareholders;

AND WHEREAS the FCGI Board has approved the transactions contemplated by this Arrangement Agreement and unanimously determined to recommend approval of the Arrangement Resolution to the FCGI Shareholders;

AND WHEREAS the Purchaser Board has unanimously determined that the business combination to be effected by way of the Plan of Arrangement is advisable and in the best interest of Purchaser and of the Purchaser Shareholders and that, on the basis of an opinion from its financial advisors, the Arrangement Consideration is fair to the Purchaser Shareholders;

AND WHEREAS certain Locked-Up Shareholders have concurrently with the execution and delivery of this Arrangement Agreement entered into the Lock-Up Agreements;

AND WHEREAS the Purchaser Board has approved the transactions contemplated by this Arrangement Agreement;

AND WHEREAS FCGI and Purchaser intend that the proposed business combination be effected by way of a Plan of Arrangement under the provisions of the Canada Business Corporations Act, and in furtherance of such business combination, the FCGI Board has agreed to submit the Arrangement Resolution to the FCGI Shareholders and the Court for approval;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the Parties, the Parties hereby agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULES

1.01 Definitions

In this Arrangement Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a) "1933 Act" means the Securities Act of 1933, as amended, of the United States, and the rules and regulations promulgated from time to time thereunder;

(b) "1934 Act" means the Securities Exchange Act of 1934, as amended, of the United States, and the rules and regulations promulgated from time to time thereunder;

(c) "1940 Act" means the Investment Company Act of 1940, as amended, of the United States, and the rules and regulations promulgated from time to time thereunder;

(d) "Acceptable Confidentiality Agreement" means a confidentiality agreement between FCGI and a third party other than the Purchaser: (a) that is entered into in accordance with Section 7.01 hereof; (b) that contains confidentiality restrictions that are no less restrictive than those set out in the confidentiality agreement entered into between FCGI and the Purchaser, provided that, notwithstanding the foregoing, such agreement may permit such third party to submit an Acquisition Proposal on a confidential basis to the FCGI Board; and (c) that does not preclude or limit the ability of FCGI to disclose information relating to such agreement or the negotiations contemplated thereby, to the Purchaser;

(e) "Acquisition Proposal" means, other than the transactions contemplated by this Arrangement Agreement, whether or not in writing, any proposal, offer or expression of interest from any Person or group of Persons acting "jointly or in concert", other than Purchaser or its affiliates, relating to any:

(i) direct or indirect acquisition by take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons acting jointly or in concert (as such terms are defined in National Instrument 62-104, or in the case of a parent to parent transaction, their shareholders) (other than the Purchaser and its affiliates) beneficially owning FCGI Shares (or securities convertible into or exchangeable or exercisable for FCGI Shares) representing 20% or more of the FCGI Shares then outstanding;

(ii) plan of arrangement, amalgamation, merger, share exchange, share issuance, consolidation, recapitalization, reorganization, liquidation, dissolution, business combination or other similar transaction in respect of FCGI or its subsidiaries that, individually or in the aggregate, constitutes 20% or more of the consolidated assets of FCGI and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of FCGI and its Subsidiaries, taken as a whole, in each case, determined based on the most recently filed consolidated financial statements of FCGI in the FCGI Public Disclosure Record;

(iii) direct or indirect acquisition by any person or group of persons (other than the Purchaser and its affiliates) of any assets of FCGI and/or any interest in its Subsidiaries (including shares or other equity interest of its subsidiaries) that are or that hold the FCGI Properties or individually or in the aggregate contribute 20% or more of the consolidated revenue of FCGI and its Subsidiaries or constitute or hold 20% or more of the fair market value of the assets of FCGI and its Subsidiaries, taken as a whole, in each case based on the most recently filed consolidated financial statements of FCGI in the FCGI Public Disclosure Record (or any sale, disposition, lease, license, earn-in, stream, royalty, alliance or joint venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions; or

(iv) transaction or series of transactions that would have the same or similar effect to those referred to in paragraphs (i), (ii) or (iii) above, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the Arrangement and related transactions contemplated hereby, but notwithstanding the foregoing, shall not include any proposal or offer, or public announcement of an intention to make a proposal or offer, with respect to the direct or indirect acquisition of the Mexican Subsidiaries pursuant to the Mexican Transaction;

(f) "Alamos" means Alamos Gold Inc.;

(g) "Alamos Surety Bond Guarantee" means the corporate guarantee of Alamos in an amount not to exceed US$[redacted - commercially sensitive information], regarding a guarantee for the obligations under the FCGI Surety Bonds which secure the reclamation and closure liabilities at the Florida Canyon Mine;

(h) "Arrangement" means an arrangement under the provisions of Section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court in the Final Order;

(i) "Arrangement Agreement" means this arrangement agreement, together with the FCGI Disclosure Letter, the Purchaser Disclosure Letter and the schedules attached hereto, as amended, amended and restated or supplemented from time to time;

(j) "Arrangement Consideration" means the consideration to be received by each FCGI Shareholder (other than a Dissenting Shareholder) pursuant to the Plan of Arrangement in consideration for the FCGI Shares held by each FCGI Shareholder consisting of 0.467 of a Purchaser Share for each one (1) FCGI Share;

(k) "Arrangement Resolution" means the special resolution of the FCGI Shareholders approving the Arrangement, the Plan of Arrangement and this Arrangement Agreement, substantially in the form set out in Schedule "D";

(l) "Board of Directors" means the FCGI Board in the case of FCGI and the Purchaser Board in the case of Purchaser;

(m) "Business Day" means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario;

(n) "BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder;

(o) "CBCA" means the Canada Business Corporations Act and the regulations made thereunder;

(p) "Change in FCGI Recommendation" shall have the meaning ascribed thereto in Subsection 5.04(b)(iii);

(q) "Circular" means the notice of the FCGI Meeting and accompanying management information circular, including all schedules thereto and documents incorporated by reference therein, to be sent to the FCGI Shareholders in connection with the FCGI Meeting, and includes any amendments thereto;

(r) "Code" means the U.S. Internal Revenue Code of 1986, as amended;

(s) "commercially reasonable efforts" with respect to any Party means the cooperation of such Party and the use by such Party of its reasonable efforts consistent with reasonable commercial practice without payment or incurrence of any material liability or obligation;

(t) "Commissioner" means the Commissioner of Competition appointed under the Competition Act and any person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition;

(u) "Competition Act" means the Competition Act (Canada) and the regulations made thereunder;

(v) "Competition Act Approval" means (A) (i) the issuance of an Advance Ruling Certificate and such Advance Ruling Certificate has not been rescinded prior to the Effective Date or (ii) FCGI and Purchaser have given the notice required under section 114 of the Competition Act with respect to the transaction contemplated by this Arrangement Agreement and the applicable waiting period under section 123 of the Competition Act shall have expired or been terminated in accordance with the Competition Act or (iii) the obligation to give the requisite notice has been waived pursuant to section 113(c) of the Competition Act, and (B) in case of (A)(ii) or (A)(iii) Purchaser has been advised in writing by the Commissioner that the Commissioner, at that time, does not intend to make an application under section 92 of the Competition Act in respect of the transaction contemplated by this Arrangement Agreement (i.e. no action letter) and such advice has not been rescinded prior to Closing (with this part (B) waivable upon mutual written agreement of the Parties).

(w) "Completion Deadline" means the date by which the transactions contemplated by this Arrangement Agreement are to be completed, which date shall be prior to December 15, 2024, or such later date as may be agreed to by the Parties;

(x) "Contracts" means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which a Party or any of their respective Subsidiaries is a party or by which a Party or any of their respective Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

(y) "Court" means the Ontario Superior Court of Justice (Commercial List), or other court as applicable;

(z) "D&O Insurance" shall have the meaning ascribed thereto in Subsection 5.02(a);

(aa) "Depositary" means a trust company, bank or other financial institution appointed for the purpose of, among other things, exchanging certificates representing FCGI Shares for certificates representing Purchaser Shares in connection with the Arrangement;

(bb) "Director" means the Director appointed pursuant to Section 260 of the CBCA;

(cc) "Dissenting Shareholders" means registered FCGI Shareholders who have duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out in the Plan of Arrangement and the CBCA and whose Dissent Rights have not terminated;

(dd) "Dissent Rights" means the rights of dissent in respect of the Arrangement as contemplated in the Plan of Arrangement;

(ee) "Effective Date" means the Effective Date as defined in the Plan of Arrangement;

(ff) "Effective Time" means the Effective Time as defined in the Plan of Arrangement;

(gg) "Encumbrance" means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing, but does not include, when such term is used in reference to FCGI, any FCGI Permitted Encumbrance;

(hh) "Environment" means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including human health, and any other environmental medium or natural resource);

(ii) "Environmental Approvals" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Law;

(jj) "Environmental Laws" means all applicable Laws whether foreign or domestic, including applicable common law and civil law, for the protection of the natural Environment and human health and safety and for the regulation of contaminants, pollutants, waste, toxic and Hazardous Substances, and includes Environmental Approvals;

(kk) "FCGI" means Florida Canyon Gold Inc., a corporation existing under the CBCA;

(ll) "FCGI Budget" means the cash flow projections and budget of FCGI, including the authorizations for expenditures, for the period indicated therein in the form appended to the FCGI Disclosure Letter, as such budget may be modified from time to time pursuant to Section 5.06(d);

(mm) "FCGI Board" means the board of directors of FCGI;

(nn) "FCGI Departing Employees" shall have the meaning ascribed to such term in Subsection 5.03(b);

(oo) "FCGI Disclosure Letter" means the letter dated of even date herewith and delivered by FCGI to Purchaser in the form accepted by and initialled on behalf of Purchaser with respect to certain matters in this Arrangement Agreement;

(pp) "FCGI Documents" shall have the meaning ascribed thereto in Section 3.01(x);

(qq) "FCGI Financial Statements" shall have the meaning ascribed thereto in Section 3.01(h);

(rr) "FCGI Material Contracts" shall have the meaning ascribed thereto in Section 3.01(z);

(ss) "FCGI Meeting" means the special meeting, including any adjournments or postponements thereof, of the FCGI Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement Resolution;

(tt) "FCGI Mineral Rights" means FCGI's mineral interests and rights (including any patented mining claims, unpatented mining claims, fee lands, mining leases, mineral rights and appurtenant easements and rights-of-way, in each case, either existing under contract, by operation of Laws or otherwise) in the FCGI Properties;

(uu) "FCGI Option Holder" means a holder of FCGI Options;

(vv) "FCGI Options" means all options to purchase FCGI Shares outstanding immediately prior to the Effective Time and issued pursuant to the FCGI Share Incentive Plan and detailed in the FCGI Disclosure Letter;

(ww) "FCGI Permitted Encumbrance" means:

(i) minor title defects or irregularities (including any minor defects that would be revealed by an up to date survey of a property) or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property or mineral property, or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially impair the operation or enjoyment of the FCGI Properties or FCGI Mineral Rights for mineral exploration, development and mining purposes;

(ii) undetermined or inchoate liens, charges and privileges (including mechanics', construction, carriers', workers', repairers', storers' or similar liens) which individually or in the aggregate are not material, arising or incurred in the ordinary course of business of FCGI or the FCGI Subsidiaries and which relate to obligations not yet due or delinquent;

(iii) any development or similar agreements concerning real property entered into with a Governmental Entity or public utility from time to time which do not and will not in the aggregate materially detract from the value of such property or materially impair its use as a mine or in connection with mining operations;

(iv) statutory liens, adverse Claims or Encumbrances of any nature whatsoever claimed or held by any Governmental Entity that have not at the time been filed or registered against the title to the FCGI Properties or FCGI Mineral Rights or served upon FCGI pursuant to Law or that relate to obligations not due or delinquent, save and except for statutory liens, adverse Claims or Encumbrances related to Taxes which are not yet due and payable;

(v) the reservations, limitations and exceptions in any original grants from any Governmental Entity of any real property or mineral property or interest therein and statutory exceptions to title that do not materially detract from the value of the FCGI Properties or FCGI Mineral Rights or materially impair the operation or enjoyment of the FCGI Properties or FCGI Mineral Rights for mineral exploration, development and mining purposes;

(vi) good faith deposits and encumbrances in the ordinary course of business to secure the performance of bids, tenders, contracts, leases, surety, customs, performance bonds and other similar obligations;

(vii) Encumbrances described in the FCGI Disclosure Letter; and

(viii) Encumbrances securing the outstanding balance of the purchase price of real or personal property, title to which has been acquired or will be acquired upon payment of such purchase price, or indebtedness to non-vendor third parties incurred to finance the acquisition of real or personal property (including title retention arrangements), or any refinancing of such indebtedness or outstanding balance, where such Encumbrance is limited to such property;

(xx) "FCGI Properties" means the interests of FCGI in the properties of FCGI described in Schedule "B" hereto, which, for greater certainty, excluded those properties being transferred pursuant to the Mexican Transaction;

(yy) "FCGI Public Disclosure Record" means all documents filed by or on behalf of FCGI on SEDAR+ and prior to the date hereof that are publicly available on the date hereof;

(zz) "FCGI Retained Employees" shall have the meaning ascribed to such term in Subsection 5.03(b);

(aaa) "FCGI Share Incentive Plan" means the share incentive plan of FCGI as approved by the FCGI Shareholders;

(bbb) "FCGI Shareholder Approval" shall have the meaning ascribed to such term in Subsection 2.02(a)(iii);

(ccc) "FCGI Shareholders" means, at any time, the holders of FCGI Shares;

(ddd) "FCGI Shares" means common shares in the capital of FCGI;

(eee) "FCGI Subsidiaries" means, collectively, at the Effective Time, the direct and indirect subsidiaries of FCGI, which are: (i) Alio Gold (US) Inc.; (ii) Rye Patch Mining U.S. Inc.; (iii) Rye Patch Gold US Inc.; (iv) RP Dirt Inc.; (v) Standard Gold Mining, Inc.; (vi) Florida Canyon Mining, Inc.; and (vii) Argonaut Gold (US) Inc., and "FCGI Subsidiary" means any of them;

(fff) "FCGI Surety Bonds" means the surety bonds guaranteed by Alamos in place and existing as of the date hereof, regarding closing and reclamation liabilities required from time to time by the State of Nevada for the Florida Canyon Mine, as further disclosed in the FCGI Disclosure Letter;

(ggg) "FCGI Technical Report" means the technical report titled "NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA" dated July 11, 2024 (with an effective date of June 28, 2024) prepared by Todd Harvey, Terre Lane, Hamid Samari and Larry Breckenridge;

(hhh) "FCGI Termination Fee Event" shall have the meaning ascribed thereto in Section 7.03(d);

(iii) "FCGI Updated Cash Flow Projection" means the written report delivered by FCGI to the Purchaser summarizing any changes to the FCGI Budget;

(jjj) "Final Order" means the order of the Court pursuant to Section 192 of the CBCA after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the 1933 Act with respect to the Purchaser Securities to be issued pursuant to the approving the Arrangement, in a form acceptable to both FCGI and Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement to FCGI Shareholders, approving the Arrangement as such order may be amended at any time prior to the Effective Date (with the consent of both FCGI and Purchaser, each acting reasonably) or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(kkk) "Governmental Entity" means (i) any applicable multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(lll) "Hazardous Substance" means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, by-product or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health, plant or animal life, or the Environment;

(mmm) "IFRS" means International Financial Reporting Standards formulated by the International Accounting Standards Board, as updated and amended from time to time;

(nnn) "Intellectual Property" means, with respect to a Person, all registered patents, copyrights, trade-marks, trade-names, service marks, logos, commercial symbols and industrial designs, (including applications for all of the foregoing, and renewals, divisions, extensions and reissues, where applicable, relating thereto) owned by or licensed to the Person or its Subsidiaries;

(ooo) "Interim Order" means the interim order after the application to the Court pursuant to the CBCA after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the 1933 Act with respect to the Purchaser Securities to be issued pursuant to the Arrangement, in a form acceptable to both FCGI and Purchaser (each acting reasonably), providing for (among other things) the calling and holding of the Meeting, as such order may be amended, supplemented or varied by the Court (with the consent of both FCGI and Purchaser, each acting reasonably);

(ppp) "Investment Canada Act" means the Investment Canada Act (Canada) and the regulations made thereunder, as amended from time to time;

(qqq) "Laws" means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

(rrr) "Liability" of any Person shall mean and include: (i) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

(sss) "Lock-Up Agreements" means the voting and support agreements between the Purchaser and the Locked-Up Shareholders;

(ttt) "Locked-Up Shareholders" means the Persons who are party to the Lock-Up Agreements;

(uuu) "Matching Party" shall have the meaning ascribed thereto in Section 7.02(a)(i);

(vvv) "Material Adverse Change" means, in respect of any Person, any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, states of fact or circumstances, is or would reasonably be expected to be or become material and adverse to the business, operations, results of operations, assets, liabilities or financial condition of that Person and its Subsidiaries, taken as a whole except any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Material Adverse Effect:

(i) affecting the worldwide gold mining industry in general;

(ii) in or relating to general political, economic, financial or capital market conditions generally (including any reduction in market indices);

(iii) in or relating to, IFRS or regulatory accounting requirements;

(iv) in or relating to any change in Laws or any interpretation, application or non-application thereof by any Governmental Entity;

(v) resulting from changes in the price of gold; or

(vi) relating to change in the market trading price of shares of such Person arising from the announcement of the execution of this Arrangement Agreement,

provided, however, that such effect referred to in clause (i) to (v) above does not have a disproportionate effect on that Person and its Subsidiaries (taken as a whole) compared to other companies of similar size operating in the mining industry;

(www) "Material Adverse Effect" means, in respect of any Person, an effect which would constitute a Material Adverse Change;

(xxx) "Material Contract" means, in respect of any Person, any Contract to which such Person is party: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on such Person; (ii) under which such person or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $250,000 in the aggregate; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $250,000; (iv) providing for the establishment, organization or formation of any joint venture that is material to it; (v) under which such Person or any of its subsidiaries is obligated to make or expects to receive payments in excess of $250,000 over the remaining term of the contract; (vi) that limits or restricts such Person or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect; or (vii) that is otherwise material to such Person and its subsidiaries, considered as a whole; and, for greater certainty, with respect to FCGI, includes the Material Contracts listed in the FCGI Disclosure Letter and, with respect to Purchaser, includes the Material Contracts listed in the Purchaser Disclosure Letter;

(yyy) "Mexican Subsidiaries" means, collectively: (i) Minera Real del Oro, S.A. de C.V.; (ii) Minerson S.A. de C.V.; (iii) Mineral Sud California S.A. de C.V.; (iv) Compania Minera Pitalla S.A. de C.V.; (v) Kings-San Anton S.A. de C.V.; (vi) San Anton del Oro, S.A. de C.V.; (vii) San Anton de la Minas S.A. de C.V.; and (viii) Timmins GoldCorp Mexico S.A. de C.V. and "Mexican Subsidiary" means any of them;

(zzz) "Mexican Transaction" means the share purchase transaction, pursuant to which a third-party purchaser will acquire all of the issued and outstanding shares of the Mexican Subsidiaries which have beneficial and registered title to all of the assets of FCGI located in Mexico, including any remaining contingent consideration rights or option rights;

(aaaa) "National Instrument 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

(bbbb) "National Instrument 51-102" - means National Instrument 51-102 - Continuous Disclosure Obligations;

(cccc) "National Instrument 62-104" means National Instrument 62-104 - Take-Over Bids and Issuer Bids;

(dddd) "NYSE American" means NYSE American, LLC;

(eeee) "Parties" means FCGI and Purchaser, and "Party" means either of them;

(ffff) "Permit" means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Entity;

(gggg) "Person" means an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrative legal representative, Governmental Entity or any other entity, whether or not having legal status;

(hhhh) "Plan of Arrangement" means a plan of arrangement substantially in the form and content of Schedule "A" attached hereto and any amendment or variation thereto made in accordance with the Plan of Arrangement or Section 8.03;

(iiii) "Proposal Letter" means the proposal letter dated as of July 3, 2024 delivered by the Purchaser to FCGI in respect of the Arrangement;

(jjjj) "Purchaser" means Integra Resources Corp., a corporation existing under the BCBCA;

(kkkk) "Purchaser Board" means the board of directors of Purchaser;

(llll) "Purchaser Credit Agreement" means the credit agreement dated as of July 28, 2022 among the Purchaser, as borrower, Integra Resources Holdings Canada Inc., Integra Holdings U.S. Inc. and DeLamar Mining Company, as guarantors, and Beedie Investments Ltd., as lender, as may be amended, restated, supplemented, modified, replaced or renewed from time to time;

(mmmm) "Purchaser Disclosure Letter" means the letter dated of even date herewith and delivered by Purchaser to FCGI in the form accepted by and initialled on behalf of FCGI with respect to certain matters in this Arrangement Agreement;

(nnnn) "Purchaser Documents" shall have the meaning ascribed thereto in Section 4.01(z);

(oooo) "Purchaser Equity Incentive Plan " means the amended and restated equity incentive option plan of Purchaser, as approved by the Purchaser Shareholders;

(pppp) "Purchaser Financial Statements" shall have the meaning ascribed thereto in Section 4.01(i);

(qqqq) "Purchaser Material Contracts" shall have the meaning ascribed thereto in Section 4.01(z);

(rrrr) "Purchaser Mineral Rights" means Purchaser's mineral interests and rights (including any mineral claims, mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Laws or otherwise) in the Purchaser Properties;

(ssss) "Purchaser Options" means all options to purchase Purchaser Shares outstanding immediately prior to the Effective Time and issued pursuant to the Purchaser Equity Incentive Plan;

(tttt) "Purchaser Properties" means the interests of Purchaser and of the Purchaser Subsidiaries in all material properties of Purchaser, including those described in Schedule "C" hereto;

(uuuu) "Purchaser Public Disclosure Record" means all documents filed by or on behalf of Purchaser on SEDAR+ and prior to the date hereof that are publicly available on the date hereof;

(vvvv) "Purchaser Securities" means Purchaser Shares and Replacement Purchaser Options;

(wwww) "Purchaser Shareholders" means, at any time, the holders of Purchaser Shares;

(xxxx) "Purchaser Shares" means common shares in the capital of Purchaser;

(yyyy) "Purchaser Subsidiaries" means, collectively, the direct and indirect subsidiaries of Purchaser, which are: (i) Integra Resources Holdings Canada Inc; (ii) Integra Holdings U.S. Inc.; (iii) DeLamar Mining Company; (iv) Millennial Precious Metals Corp.; (v) Millennial Silver Corp.; (vi) Millennial Silver Nevada Inc.; (vii) Millennial NV LLC; (viii) Millennial Red Canyon LLC; (ix) Millennial Development LLC; and (x) Millennial Arizona LLC, and "Purchaser Subsidiary" means any of them;

(zzzz) "Purchaser Technical Reports" means, collectively, the technical report titled "Technical January 16, 2024 Report for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA", dated October 31, 2023, with an effective date of August 25, 2023 prepared by Thomas L. Dyer, Michael M. Gustin, Jack McPartland, John Welsh, Matthew Sletten, Benjamin Bermudez, Jay Nopola, Michael Botz and John F. Gardner, and the technical report titled "NI 43-101 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, USA", dated July 30, 2023, with an effective date of June 28, 2023 prepared by William J. Lewis, Richard Gowans, Christopher Jacobs, Andrew Hanson, Dr. Deepak Malhotra and Ralston Pedersen.

(aaaaa) "Release" means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

(bbbbb) "Remedial Action" shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work;

(ccccc) "Replacement Purchaser Option" shall have the meaning ascribed to such term in the Plan of Arrangement;

(ddddd) "Representatives" shall have the meaning ascribed thereto in Section 7.01;

(eeeee) "Response Period" shall have the meaning ascribed thereto in Subsection 7.02(a)(iii);

(fffff) "Sanctioned Person" means (i) any person currently identified, listed or designated under the Sanctions Laws, (ii) any person located, organized, resident, doing business or operating in a country or territory that is, or whose government is, the subject of Sanctions Laws which prohibit a person resident in, or a national of, Canada, the United States, the United Kingdom, or the European Union from doing business with or in that jurisdiction, or (iii) any person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a person described in clause (i) or (ii);

(ggggg) "Sanctions Laws" means economic and financial sanctions Laws administered, enacted or enforced from time to time by Government Authorities of Canada, United States, European Union, United Kingdom, or United Nations Security Council;

(hhhhh) "Securities Act" means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder;

(iiiii) "Securities Authorities" means the securities regulatory authorities in each of the provinces and territories of Canada;

(jjjjj) "Subsidiary" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment;

(kkkkk) "Superior Proposal" means any bona fide, unsolicited, written Acquisition Proposal made by a third party after the date of this Arrangement Agreement (and not obtained in violation of Section 7.01) to acquire all or substantially all of the assets of FCGI (on a consolidated basis) or 100% of the FCGI Shares not beneficially owned by the party making such Acquisition Proposal and any joint actor or any of their respective affiliates, whether by way of a single or multistep transaction or a series of related transactions, and that the FCGI Board determines in its good faith (based upon the advice from its financial advisors and outside legal counsel):

(i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal;

(ii) that is not subject to a due diligence and/or access condition;

(iii) that is not subject to any financing condition; and

(iv) in respect of which the FCGI Board determines, in its good faith judgment, after receiving the written advice of its outside legal and financial advisors, that (a) failure to recommend such Acquisition Proposal to the FCGI Shareholders would be inconsistent with its fiduciary duties under applicable Law; and (b) having regard for all of its terms and conditions, such Acquisition Proposal, would or would reasonably be expected to, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the FCGI Shareholders, from a financial point of view, than the Arrangement, after taking into account any change to the Arrangement proposed by the Purchaser;

(lllll) "Tax" and "Taxes" means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, mining taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, health taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers' compensation, employment insurance or compensation taxes, mandatory pension and other social fund taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, and any instalments in respect thereof, together with any interest, fines and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, fines, additional taxes and additions to tax imposed on such entity with respect to the foregoing and including an amount in respect of the foregoing as a transferee, successor, guarantor or surety or in a similar capacity under a contract, arrangement, agreement, understanding or commitment (whether written or oral) or by operation of law and any liability for the payment of any taxes described herein as a result of being a member of an affiliated, consolidated, combined or unitary group for any period as a result of any tax sharing or tax allocation agreement, arrangement or understanding;

(mmmmm) "Tax Act" means the Income Tax Act (Canada), and the regulations thereunder, as amended from time to time;

(nnnnn) "Tax Returns" means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any taxing authority or required to be made, prepared or filed with any Governmental Entity relating to Taxes;

(ooooo) "Terminating Party" shall have the meaning ascribed thereto in Subsection 7.02(a)(i);

(ppppp) "Termination Fee" shall have the meaning ascribed thereto in Section 7.03(c);

(qqqqq) "Transaction Personal Information" shall have the meaning ascribed thereto in Section 9.01;

(rrrrr) "TSXV" means the TSX Venture Exchange;

(sssss) "United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

(ttttt) "U.S. Securities Laws" means all applicable securities legislation in the United States, including without limitation, the 1933 Act and the 1934 Act, and the rules and regulations promulgated thereunder, including judicial and administrative interpretations thereof, and the securities laws of the states of the United States.

1.02 Interpretation Not Affected by Headings

The division of this Arrangement Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Arrangement Agreement. The terms "this Arrangement Agreement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Arrangement Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

1.03 Number, Gender and Persons

In this Arrangement Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word Person and all words importing Persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

1.04 Date for any Action

If the date on which any action is required to be taken hereunder by any Party is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.05 Statutory References

Any reference in this Arrangement Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.06 Currency

Unless otherwise stated, all references in this Arrangement Agreement to amounts of money are expressed in lawful money of Canada, and "$" refers to Canadian dollars.

1.07 Invalidity of Provisions

Each of the provisions contained in this Arrangement Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the Parties waive any provision of Law that renders any provision of this Arrangement Agreement or any part thereof invalid or unenforceable in any respect. The Parties will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

1.08 Accounting Matters

Unless otherwise stated, all accounting terms used in this Arrangement Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with IFRS.

1.09 Knowledge

Where the phrases "to the knowledge of FCGI" or "to FCGI's knowledge" or "to the knowledge of Purchaser" or "to Purchaser's knowledge" are used in respect of FCGI, Purchaser or the Purchaser Subsidiaries, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (a) in the case of FCGI, the collective actual knowledge of those officers of FCGI set forth in the FCGI Disclosure Letter; and (b) in the case of Purchaser and of the Purchaser Subsidiaries, the collective actual knowledge of those officers of Purchaser and of the Purchaser Subsidiaries set forth in the Purchaser Disclosure Letter.

1.10 Meaning of Certain Phrase

In this Arrangement Agreement the phrase "in the ordinary and regular course of business" shall mean and refer to those activities that are normally conducted by corporations engaged in the exploration and development of precious and base metals deposits and the ownership of mineral rights and royalties and, with respect to the Parties, consistent with past practice of such party, provided that in any event such action is not unreasonable.

1.11 Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Arrangement Agreement:

Schedule	Matter
Schedule "A"	Form of Plan of Arrangement
Schedule "B"	List of FCGI Properties
Schedule "C"	List of Purchaser Properties
Schedule "D"	Arrangement Resolution

ARTICLE 2
THE ARRANGEMENT

2.01 Arrangement and Meeting

(a) The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Arrangement Agreement and the Plan of Arrangement.

(b) Each FCGI Shareholder (other than an FCGI Shareholder who has validly exercised its Dissent Rights) shall be entitled to receive, in exchange for each FCGI Share held, the Arrangement Consideration, all as more specifically set out in the Plan of Arrangement.

2.02 Court Proceedings

FCGI shall apply to the Court, in a manner acceptable to Purchaser, acting reasonably, pursuant to the CBCA for the Interim Order and Final Order as follows:

(a) As soon as reasonably practicable after the date of execution of this Arrangement Agreement, subject to the remaining provisions of this Section 2.02, and subject to Section 5.04(a), FCGI shall file, proceed with and diligently prosecute an application to the Court for the Interim Order which shall request that the Interim Order shall provide, among other things:

(i) for the class of Persons to whom notice is to be provided in respect of the Arrangement, the FCGI Meeting, and the presentation of the application to the Court for the Final Order, and for the manner in which such notice is to be provided, such notice to include, inter alia, that such Persons have a right to appear at the hearing before the Court at which the fairness of the Arrangement is to be adjudged;

(ii) for confirmation of the record date for the FCGI Meeting;

(iii) that the requisite approval for the Arrangement Resolution shall be 66⅔% of the votes cast on the Arrangement Resolution by the FCGI Shareholders voting as a single class, present in person or by proxy at the FCGI Meeting (the "FCGI Shareholder Approval"):

(iv) that, in all other respects, the terms, conditions and restrictions of the FCGI constating documents, including quorum requirements and other matters, shall apply in respect of the FCGI Meeting;

(v) that Purchaser intends to rely upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act in connection with the issuance of Purchaser Securities to be issued in exchange for securities as contemplated by the Arrangement, subject to and conditioned upon the Court's determination following a hearing that the Arrangement is fair and reasonable to FCGI Shareholders;

(vi) for the grant of Dissent Rights to the registered holders of FCGI Shares;

(vii) that the FCGI Meeting may be adjourned or postponed from time to time by management of FCGI in accordance with the terms of the Arrangement Agreement without the need for additional approval of the Court;

(viii) that the record date for FCGI Shareholders entitled to notice of and to vote at the FCGI Meeting will not change in respect of any adjournment(s) of the FCGI Meeting, except to the extent required by applicable Law; and

(ix) for such other matter as the Parties, each acting reasonably, may reasonably require, and

(b) subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.

The notices of motion and related materials for the applications referred to in this Section 2.02 shall be in a form satisfactory to the Parties, each acting reasonably.

2.03 Effecting the Arrangement

Subject to the rights of termination contained in Article 8 hereof, upon the FCGI Shareholders providing the FCGI Shareholder Approval in accordance with the Interim Order, FCGI obtaining the Final Order and the other conditions contained in Article 6 hereof being complied with or waived, to the extent required under the CBCA, FCGI shall file with the Director the Final Order and such other documents as may be required in order to effect the Arrangement.

2.04 Consultation

(a) The Purchaser and FCGI shall each publicly announce the transactions contemplated hereby promptly following the execution of this Arrangement Agreement by the Parties, by way of joint or separate press release(s) to be approved by the Parties in advance, acting reasonably.

(b) Each of the Parties will consult with the other in respect of issuing any press release or otherwise making any public statement with respect to this Arrangement Agreement or the Arrangement, the Purchaser's business or operations and in making any filing with the Court or the Director, or any Governmental Entity, including any Securities Authority or stock exchange with respect thereto. Each of the Parties shall use commercially reasonable efforts to enable the other of them to review and comment on all such press releases, public statements and filings prior to the release or filing, respectively, thereof; provided, however, that the obligations herein will not prevent a Party from making, after consultation with the other Party, such disclosure as is required by applicable Laws or the rules and policies of any applicable stock exchange. Reasonable consideration shall be given to any comments made by the other Party and its counsel.

2.05 U.S. Securities Law Matters

(a) The Parties agree that the Purchaser Securities to be issued to the FCGI Shareholders and the FCGI Option Holders pursuant to the Arrangement will be issued in reliance on the exemptions from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof and similar exemptions under applicable state "blue sky" or securities laws and will otherwise be issued in compliance with all U.S. Securities Laws. In order to ensure the availability of the exemptions from registration provided by Section 3(a)(10) of the 1933 Act, the Parties agree that the Arrangement will be carried out on the following basis:

(i) the Arrangement will be subject to the approval of the Court;

(ii) subject to Section 2.02, prior to the issuance of the Interim Order, the Court will be advised of the intention of the parties to rely on the exemption from registration provided by Section 3(a)(10) of the 1933 Act with respect to the issuance of the Purchaser Securities upon completion of the Arrangement, based on the Court's approval of the Arrangement;

(iii) the Court will be required to satisfy itself that the Arrangement is procedurally and substantively fair and reasonable to the FCGI Shareholders and FCGI Option Holders;

(iv) FCGI will ensure that each FCGI Shareholder and FCGI Option Holder entitled to receive Purchaser Securities upon completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court held to consider approval of the Arrangement, and providing such FCGI Shareholders and FCGI Option Holder with sufficient information necessary for them to exercise that right;

(v) the FCGI Shareholders and FCGI Option Holders entitled to receive Purchaser Securities upon completion of the Arrangement will be advised that the Purchaser Securities to be issued upon completion of the Arrangement have not been and will not be registered under the 1933 Act and will be issued by Purchaser in reliance on the exemption from registration provided by Section 3(a)(10) of the 1933 Act and may be subject to certain restrictions on resale under the U.S. Securities Laws, including, as applicable, Rule 144 under the 1933 Act with respect to securities issued to affiliates (within the meaning of Rule 144 under the 1933 Act) of the issuer of such securities and Persons deemed to be affiliates (within the meaning of Rule 144 under the 1933 Act) of the issuer of such securities within 90 days of the Effective Date, and will further be advised that the Section 3(a)(10) exemption does not exempt the later exercise or conversion of the Replacement Purchaser Options and that such Replacement Purchaser Options may only be exercised pursuant to a then-available exemption from the registration requirements of the 1933 Act and applicable securities laws of any state of the United States;

(vi) the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair and reasonable to the FCGI Shareholders and FCGI Option Holders;

(vii) subject to Section 2.02, the Interim Order approving the FCGI Meeting will specify that each FCGI Shareholder and FCGI Option Holder will have the right to appear before the Court at the hearing so long as they enter an appearance within a reasonable time; and

(viii) the Final Order shall include a statement to substantially the following effect: "This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the issuance and distribution of securities of the Purchaser pursuant to the Plan of Arrangement."

2.06 Closing

The closing of the Arrangement will take place at the Toronto, Ontario offices of Cassels Brock & Blackwell LLP, at 8:00 a.m. (Toronto time) on the Effective Date.

2.07 Adjustments on Dividend or Other Distribution

If, on or after the date hereof, either Party declares, sets aside or pays any dividend or other distribution to its shareholders of record as of a time prior to the Effective Date, the parties hereto shall make such adjustments to the Arrangement as they determine acting in good faith to be necessary to restore the original intention of the parties in the circumstances.

2.08 Withholding

FCGI, Purchaser or the Depositary, or their respective agents, as applicable, shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any Person pursuant to the Plan of Arrangement or this Arrangement Agreement (including, without limitation, any payments to any Dissenting Shareholders) such amounts as FCGI, Purchaser or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment or delivery under the Tax Act or any provision of any other applicable Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate tax authority. Each of the FCGI, Purchaser or the Depositary, and their respective agents, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such Person, such portion of any share or other security deliverable to such Person as is necessary to provide sufficient funds (after deducting commissions payable, fees, and other costs and expenses) to FCGI, Purchaser or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and FCGI, Purchaser and the Depositary, shall notify such Person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and, if applicable, any portion of such net proceeds (after deducting commissions payable, fees, and other costs and expenses) that is not required to be so remitted shall be paid to such Person.  Any such sale will be made in accordance with applicable Laws and at prevailing market prices and none of FCGI, Purchaser, or the Depositary or their respective agents, as the case may be, shall be under any obligation to obtain a particular price for the share or other security, as applicable, so sold. None of FCGI, Purchaser, the Depositary, or any other person will be liable for any loss arising out of any sale under this Section 2.08.

2.09 Lock-Up Agreement

FCGI shall, concurrently with the execution and delivery to the Purchaser of this Arrangement Agreement, deliver to the Purchaser duly executed Lock-Up Agreements, in a form acceptable to the Purchaser, acting reasonably, from each director and senior officer of FCGI.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF FCGI

3.01 Representations and Warranties of FCGI

FCGI hereby represents and warrants to Purchaser as set forth in this Section 3.01 and hereby acknowledges that Purchaser is relying upon such representations and warranties in connection with entering into this Arrangement Agreement and agreeing to complete the Arrangement.

(a) Organization.  FCGI and each FCGI Subsidiary has been incorporated, is validly subsisting and has full corporate or legal power and authority to own their respective properties and assets and to conduct their respective business as currently owned and conducted. FCGI and each FCGI Subsidiary are registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on FCGI. All of the outstanding shares of each FCGI Subsidiary are validly issued, fully paid and non-assessable.  Except as disclosed by FCGI in the FCGI Disclosure Letter, all of the outstanding shares of each FCGI Subsidiary are owned, directly or indirectly, by FCGI.  Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the respective FCGI Subsidiary and as set out in the FCGI Disclosure Letter, the outstanding shares of each FCGI Subsidiary are owned by FCGI free and clear of all Encumbrances (other than FCGI Permitted Encumbrances) and FCGI is not liable to any creditor in respect thereof. Except pursuant to this Arrangement Agreement and the transactions contemplated hereby, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in any FCGI Subsidiary from FCGI.

(b) Capitalization.  FCGI is authorized to issue an unlimited number of FCGI Shares. As at the date hereof, there were: (i) 137,976,712 FCGI Shares outstanding; and (ii) an aggregate of 198,327 FCGI Shares reserved for issuance under the outstanding FCGI Options. The exercise prices and expiry dates of the FCGI Options are set out in the FCGI Disclosure Letter. Except as disclosed in the FCGI Disclosure Letter and pursuant to this Arrangement Agreement and the transactions contemplated hereby, as at the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating FCGI or any FCGI Subsidiary to issue or sell any shares of FCGI, the FCGI Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of FCGI or any FCGI Subsidiary. All outstanding FCGI Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of FCGI or any FCGI Subsidiary having the right to vote with the FCGI Shareholders on any matter. As of the date hereof, there are no outstanding contractual obligations of FCGI or any FCGI Subsidiary to repurchase, redeem or otherwise acquire any outstanding FCGI Shares or with respect to the voting or disposition of any outstanding FCGI Shares. Other than the Lock-Up Agreements, FCGI is not party to any shareholder, pooling, voting trust or similar agreement relating to the issued and outstanding securities of FCGI.

(c) Authority.  FCGI has all necessary corporate power, authority and capacity to enter into this Arrangement Agreement and all other agreements and instruments to be executed by FCGI as contemplated by this Arrangement Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Arrangement Agreement by FCGI and the completion by FCGI of the transactions contemplated by this Arrangement Agreement have been authorized by the directors of FCGI and, subject to obtaining the FCGI Shareholder Approval, the Interim Order and any approvals required by the Interim Order and the Final Order, and providing to the Director any records, information or other documents required in connection with the Arrangement, no other corporate proceedings on the part of FCGI are necessary to authorize this Arrangement Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of FCGI of the Circular. This Arrangement Agreement has been executed and delivered by FCGI and constitutes a legal, valid and binding obligation of FCGI, enforceable against FCGI in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. Except as set out in the FCGI Disclosure Letter, the execution and delivery by FCGI of this Arrangement Agreement and the performance by FCGI of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i) result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

A. the articles or by-laws (or their equivalent) of FCGI;

B. assuming FCGI has obtained the FCGI Shareholder Approval, the Interim Order and any approvals required by the Interim Order and the Final Order any Law, other than any applicable merger control law; or

C. any Material Contract, licence or permit to which FCGI or any FCGI Subsidiary is bound or is subject to or of which FCGI or any FCGI Subsidiary is the beneficiary which in each case, would, individually or in the aggregate, have a Material Adverse Effect on FCGI, or

D. give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by FCGI or any FCGI Subsidiary to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on FCGI;

(ii) result in the imposition of any Encumbrance upon any of the property or assets of FCGI or any FCGI Subsidiary or restrict, hinder, impair or limit the ability of FCGI or any FCGI Subsidiary to conduct the business of FCGI or the FCGI Subsidiaries as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on FCGI; or

(iii) result in any material payment (including severance, unemployment compensation, "golden parachute", bonus or otherwise) becoming due to any director or officer of FCGI or any FCGI Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of FCGI or any FCGI Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by FCGI or any FCGI Subsidiary in connection with the execution and delivery of this Arrangement Agreement or the consummation by FCGI of the transactions contemplated hereby other than: (i) subject to Section 2.02, the Interim Order and any approvals required by the Interim Order; (ii) the Final Order and any approvals required by the Final Order; (iii) filings required under the CBCA and filings with and approvals required by Securities Authorities and stock exchanges; (iv) any other consents, waivers, permits, orders or approvals referred to in the FCGI Disclosure Letter; (v) compliance with and approvals required by any applicable merger control laws; and (vi) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on FCGI.

(d) FCGI Board Approvals.  The FCGI Board has received an oral opinion from Cormark Securities Inc., that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the consideration payable to the FCGI Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the FCGI Shareholders and the FCGI Board has unanimously:

(i) determined that the consideration payable to the FCGI Shareholders pursuant to the Arrangement is fair to the FCGI Shareholders and the Arrangement is in the best interests of FCGI;

(ii) resolved to recommend that the FCGI Shareholders vote in favour of the Arrangement Resolution; and

(iii) authorized the entering into of this Arrangement Agreement, and the performance of its provisions, by FCGI.

(e) No Defaults.  None of FCGI or any FCGI Subsidiary is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by FCGI or the FCGI Subsidiaries under any Material Contract, licence or permit that is material to the conduct of the business of FCGI or the FCGI Subsidiaries to which it is a party or by which it is bound that would, individually or in the aggregate, have a Material Adverse Effect on FCGI.

(f) Absence of Changes.  Since December 31, 2023, other than as disclosed by FCGI in the FCGI Disclosure Letter and in this Arrangement Agreement and other than in connection with, or ancillary to, the Mexican Transaction:

(i) each of FCGI and the FCGI Subsidiaries have conducted their business only in the ordinary and regular course of business consistent with past practice;

(ii) none of FCGI or the FCGI Subsidiaries have incurred or suffered a Material Adverse Change;

(iii) there has not been any acquisition or sale by FCGI or the FCGI Subsidiaries of any property or assets material to FCGI and the FCGI Subsidiaries, taken as a whole;

(iv) there has not been any incurrence, assumption or guarantee by FCGI or the FCGI Subsidiaries of any debt for borrowed money, or any making by FCGI or the FCGI Subsidiaries of any loan, advance or capital contribution to, or investment in, any other Person;

(v) FCGI has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding FCGI Shares;

(vi) there has not been any material increase in or material modification of the compensation payable to or to become payable by FCGI or the FCGI Subsidiaries to any of its directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of FCGI Options pursuant to the FCGI Share Incentive Plan) made to, for or with any of such directors or officers;

(vii) FCGI has not effected any material change in its accounting methods, principles or practices; and

(viii) FCGI has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(g) Employment Matters. Except as disclosed by FCGI in the FCGI Disclosure Letter:

(i) FCGI has provided Purchaser with a true, complete and correct copy of each written employment agreement between FCGI and any of the FCGI Subsidiaries and their respective executive employees, including any amendments thereto;

(ii) FCGI has provided Purchaser with an accurate and complete list of all (i) employees currently employed by FCGI and the FCGI Subsidiaries, including each employee on leave of absence or layoff status, along with the position, date of hire, full-time or part-time and hourly or salaried status, compensation and benefits, scheduled or contemplated increases in compensation, scheduled or contemplated promotions, accrued but unused sick, overtime and vacation pay and service credited for purposes of vesting and eligibility to participate under any company plan with respect to such employees and an indication of any individual who is party to a written employment agreement with FCGI and the FCGI Subsidiaries; and (ii) independent contractors currently engaged by FCGI and the FCGI Subsidiaries, including each independent contractors' date of engagement, compensation, scheduled or contemplated increases in compensation;

(iii) each of the FCGI Entities is, and has been in the past three years, operated in all material respects in compliance with all applicable Laws relating to employment and employees, including but not limited to wages and hours of work, classification, labour, and human rights;

(iv) there is no material proceeding, action, suit or claim against any FCGI Entity pending or, to the knowledge of FCGI, threatened that involves any employee of FCGI or any of the FCGI Subsidiaries;

(v) neither FCGI nor any of the FCGI Subsidiaries is a party to any written employment or consulting agreement with any director or officer of FCGI or any of the FCGI Subsidiaries that would result in any severance or termination payments to such director or officer becoming due or payable solely as a result of FCGI entering into this Agreement or the completion of the Arrangement; and

(vi) neither FCGI nor any of the FCGI Subsidiaries is: (a) a party to any collective bargaining agreement; (b) to the knowledge of FCGI, subject to any application for certification or threatened or apparent union-organizing campaigns for employees; or (c) subject to any current, or to the knowledge of FCGI, pending or threatened strike, lockout, slowdown or work stoppage.

(h) Financial Matters.  The audited combined financial statements of FCGI for the financial years ended December 31, 2022 and 2023 and the notes thereto and the report by FCGI's auditors thereon, and the related management's discussion and analysis (collectively, the "FCGI Financial Statements"), were prepared in accordance with IFRS and fairly present in all material respects the consolidated financial condition of FCGI at the respective dates indicated its financial performance and its cash flows for such periods. None of FCGI or any FCGI Subsidiary has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the FCGI Financial Statements, which would reasonably be expected to have a Material Adverse Effect on FCGI.

Since December 31, 2023, none of FCGI, the FCGI Subsidiaries, nor, to FCGI's knowledge, any director, officer, employee, auditor, accountant or representative of FCGI or the FCGI Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of FCGI or the FCGI Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that FCGI or the FCGI Subsidiaries have engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the FCGI Board.

(i) Undisclosed Liabilities. Except: (i) for liabilities and obligations that are specifically presented on the audited balance sheet of FCGI as of December 31, 2023 or disclosed in the notes thereto; (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2023; and (iii) pursuant to or in connection with this Arrangement Agreement and the transactions contemplated hereby, neither FCGI nor any FCGI Subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person.

(j) Auditors. FCGI's auditors are independent with respect to FCGI within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a "reportable event" (within the meaning of Section 4.11 of National Instrument 51-102) with FCGI's auditors.

(k) Internal Controls and Financial Reporting.  FCGI maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of FCGI; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of FCGI are being made only in accordance with authorizations of management and directors of FCGI; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of FCGI that could have a material effect on the FCGI Financial Statements.

(l) Books and Records. The corporate records and minute books of FCGI and the FCGI Subsidiaries have been maintained in material compliance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of FCGI and the FCGI Subsidiaries (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and acquisitions and dispositions of assets of FCGI and the FCGI Subsidiaries; and (iii) accurately and fairly reflect the basis for the FCGI Financial Statements.

(m) Litigation.  Except as set out in the FCGI Disclosure Letter, there is no claim, action, suit, proceeding or investigation pending or in progress or, to the knowledge of FCGI, threatened against or relating to FCGI or the FCGI Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on FCGI.  There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of FCGI, threatened against or relating to FCGI or the FCGI Subsidiaries before any Governmental Entity. None of FCGI or the FCGI Subsidiaries nor any of their properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of FCGI or the FCGI Subsidiaries to conduct their business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Arrangement Agreement, except to the extent any such matter would not have a Material Adverse Effect on FCGI.

(n) FCGI Properties.  Except as disclosed in the FCGI Disclosure Letter:

(i) the FCGI Properties are fully described in Schedule "B" attached hereto, there are no fee lands, patented mining claims, unpatented mining claims  or other rights comprising the FCGI Properties or any portion thereof which are not set out in Schedule "B" attached hereto;

(ii) all of the unpatented mining claims have been validly located and recorded in compliance with applicable Laws and are comprised of validly located and subsisting mineral claims, which are in good standing under applicable Laws;

(iii) no Person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the FCGI Properties;

(iv) FCGI or the FCGI Subsidiaries have all necessary corporate power to own the FCGI Properties and are in material compliance with all applicable Laws to which the FCGI Properties are subject;

(v) there are no restrictions on the ability of FCGI or the FCGI Subsidiaries to use, transfer or exploit the FCGI Properties or any of the FCGI Mineral Rights, except pursuant to applicable Law  and, as applicable, pursuant to the terms of any contract or lease included among the FCGI Mineral Rights;

(vi) applying customary standards in the mining industry, FCGI or the FCGI Subsidiaries have a 100% legal and beneficial good, valid and exclusive ownership right, title and interest in and to, and actual possession of the FCGI Properties, free and clear of all title defects or Encumbrances;

(vii) all Taxes which are due and payable, local improvements, assessment rates, utilities and any and all other payments to or assessments of any Governmental Entity having jurisdiction in respect of the FCGI Properties have been made by FCGI or the FCGI Subsidiaries in respect of the FCGI Properties;

(viii) neither the FCGI Properties nor any minerals or product derived from the FCGI Properties are subject to or bound by any royalty or royalty interest, whether registered or unregistered, and FCGI has not granted any royalty interest in or affecting the foregoing;

(ix) these is no action, suit, order, work order, petition, prosecution or other similar proceeding of which process initiating the same has been served on FCGI, any FCGI Subsidiary, or to the knowledge of FCGI, threatened against FCGI or any FCGI Subsidiary and affecting any of the FCGI Properties at law or in equity or before or by any Governmental Entity;

(x) FCGI has not received notice of any breach of any applicable Law in respect of its conduct on or under the FCGI Properties which could have a Material Adverse Effect on the FCGI Properties;

(xi) Each of FCGI and the FCGI Subsidiaries have made or will make available to Purchaser, upon the request of Purchaser, all material information in its possession or under its control relating to the FCGI Properties and the FCGI Mineral Rights which relate to the FCGI Properties;

(xii) FCGI and the FCGI Subsidiaries all required surface rights, including fee simple estates, leases, easements, rights of way and Permits  from landowners or Governmental Entities permitting the use of land and other interests by FCGI and the FCGI Subsidiaries, that are required to exploit the development potential of the FCGI Properties and the FCGI Mineral Rights based on current or planned operations (as set forth in the FCGI Public Disclosure Record, including as contemplated by the FCGI Technical Report with respect thereto, prepared under National Instrument 43-101) and, no third party or group holds any such rights that would be required by the FCGI or the FCGI Subsidiaries to so develop the FCGI Properties or any of the FCGI Mineral Rights; and

(xiii) All mines located in or on the lands which comprise the FGCI Properties or lands otherwise used in connection therewith which have been abandoned have been abandoned in all material respects in accordance with good mining practices and in compliance in all material respects with all applicable Laws, and all future abandonment, remediation and reclamation obligations known to FCGI and the FCGI Subsidiaries as of the date hereof have been accurately set forth in the FCGI Public Disclosure Record or FCGI Disclosure Letter without omission of information necessary to make the disclosure not misleading.

(o) Technical Matters.

(i) The FCGI Properties are material properties of FCGI for the purposes of National Instrument 43-101.

(ii) FCGI has made available to the authors of the FCGI Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided.

(iii) All of the assumptions underlying the mineral resource and mineral reserve estimates in FCGI Technical Report and in the FCGI Public Disclosure Record and FCGI Documents are reasonable and appropriate and were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of National Instrument 43-101. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves or mineral resources of FCGI, taken as a whole, from the amounts set forth in the FCGI Public Disclosure Record and in the FCGI Documents.

(iv) The scientific and technical information set forth in the FCGI Public Disclosure Record relating to mineral resources and mineral reserves required to be disclosed therein pursuant to National Instrument 43-101 has been prepared by FCGI and its consultants in accordance with methods generally applied in the mining industry and conforms, in all material respects, to the requirements of National Instrument 43-101 and Canadian securities Laws.

(v) FCGI is in compliance in all material respects with the provisions of National Instrument 43-101, has filed all technical reports required thereby, and there is no new material scientific or technical information concerning the relevant property not included in the FCGI Technical Report. At the date hereof, there are no outstanding unresolved comments of any Governmental Entity or any stock exchange in respect of the technical disclosure made in the FCGI Public Disclosure Record.

(vi) FCGI has delivered to the Purchaser, or provided the Purchaser with access to, all material scientific, technical and title information and reports in its and its subsidiaries' possession or under its control relating to the FCGI Properties, whether in writing, graphic, machine readable, electronic or physical form, including (i) geological, geophysical, geochemical, sampling, drilling, trenching, analytical testing (including, but not limited to, up-to-date testing results from the monitoring of wells), assaying, mineralogical, metallurgical and other similar information, including maps, charts and surveys, (ii) scoping, pre-feasibility, feasibility, engineering and other technical studies, exploration plans, development plans, mine plans or similar studies or analyses, (iii) plans, blueprints, process flow sheets, equipment and parts lists, instructions, manuals, and equipment records and procedures, (iv) exploration, development, operations, production and other technical records, data and reports; and (v) mineral status reports, title abstracts, title opinions, and title reports.

(p) Operational Matters.  Except as disclosed in the FCGI Disclosure Letter:

(i) all rentals, payments and obligations (including maintenance for mining claims), and any other payments due or payable on or prior to the date hereof under or with respect to the FCGI Properties and the FCGI Subsidiaries have been properly and timely paid and no claim is due to lapse within 90 days of the date hereof;

(ii) the ore bodies and minerals located in or on the FCGI Properties are held, leased or owned under (a) valid, subsisting and enforceable agreements. leases or other instruments; or (b) the unpatented mining claims described in Exhibit "B", in respect of which the rights of FCGI are sufficient to permit FCGI to explore for, develop and mine the minerals on the FDGI Properties. The leases and instruments described in Schedule "B" are currently effective and in good standing and FCGI and its Subsidiaries have not received notice from any lessor or agreement counterparty of that FCGI and the Subsidiaries have committed any act or omission that would constitute a breach of or default under such leases and instruments. FCGI or the FCGI Subsidiaries have all necessary access, surface rights, and other rights in the FCGI Properties to explore for, develop and mine the minerals in and on the FCGI Properties, with only such exceptions as do not materially interfere with the use made by FCGI or the FCGI Subsidiaries of the rights or interests so held;

(iii) all exploration activities conducted by FCGI or the FCGI Subsidiaries on the FCGI Properties have been undertaken in accordance with good exploration practices and in compliance with all applicable Laws, except where the failure to so comply would not have a Material Adverse Effect on FCGI; and

(iv) each of FCGI and the FCGI Subsidiaries has and owns all necessary Permits required for it to carry on its business as currently conducted, all of which are in full force and effect, and is in compliance with such Permits. None of FCGI or the FCGI Subsidiaries has received oral or written notice relating to the revocation, cancellation, expropriation or modification of any such Permit.

(q) Insurance. FCGI and the FCGI Subsidiaries maintain policies of insurance that are reasonable, prudent and appropriate for the size and nature of the businesses of FCGI and the FCGI Subsidiaries, which cover all risks, expenses and judgements reasonably and prudently foreseeable in the operation and conduct of the business of FCGI including any current pending or threatened action, suit, proceeding, investigation or claim that may be made or threatened against FCGI or any of the FCGI Subsidiaries, with each such policy of insurance listed in the FCGI Disclosure Letter. All insurance policies maintained by FCGI are in full force and effect and in good standing. Neither FCGI nor the FCGI Subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has FCGI or the FCGI Subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of FCGI or the FCGI Subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default or other event would not reasonably be expected to have a Material Adverse Effect.

(r) Environmental. Except as disclosed in the FCGI Disclosure Letter:

(i) Each of FCGI and the FCGI Subsidiaries has carried on its operations in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on FCGI.

(ii) (A) the FCGI Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws; (B) none of FCGI and the FCGI Subsidiaries has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any FCGI Properties, except in compliance, individually or in the aggregate, with all Environmental Laws, except where the failure to be in such compliance would not have a Material Adverse Effect on FCGI; (C) all Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the FCGI Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws, except to the extent that a failure to be in such compliance would not have a Material Adverse Effect on FCGI; and (D) to the knowledge of FCGI, there are no Hazardous Substances at, in, on, under or migrating from any FCGI Properties, except in material compliance with all Environmental Laws.

(iii) To the knowledge of FCGI, none of FCGI or the FCGI Subsidiaries has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (B) proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (C) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against FCGI or any FCGI Subsidiary.  To the knowledge of FCGI, no site or facility now or previously owned, operated or leased by FCGI or any FCGI Subsidiary is listed or, to the knowledge of FCGI, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv) Except to the extent that would not reasonably be expected to have a Material Adverse Effect on FCGI, none of FCGI or the FCGI Subsidiaries has caused or permitted the Release of any Hazardous Substances on or to any of the FCGI Properties in such a manner as: (A) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on FCGI; or (B) would be reasonably likely to result in imposition of a lien, charge or other Encumbrance or the expropriation of any of the FCGI Properties or the assets of FCGI or the FCGI Subsidiaries.

(v) None of FCGI or the FCGI Subsidiaries has received from any Person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(s) Health and Safety.

(i) Each of FCGI and the FCGI Subsidiaries have operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights and harassment and discrimination prevention, labour relations, immigration and privacy, and there are no current, pending, or to the knowledge of FCGI, threatened proceedings before any Governmental Entity with respect to any such matters.

(ii) Neither FCGI nor any of the FCGI Subsidiaries has received any demand or notice with respect to a breach of any applicable health and safety Laws, the effect of which would be reasonably expected to affect current operations relating to the FCGI Properties.

(iii) There are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither FCGI nor any of the FCGI Subsidiaries has been reassessed in any material respect under such legislation during the past three years and, no audit of FCGI or any of its subsidiaries is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims, investigations or inquiries pending against FCGI or any of the FCGI subsidiaries (or naming FCGI or any of the FCGI Subsidiaries as a potentially responsible party) based on non-compliance with any applicable health and safety Laws at any of the operations relating to the FCGI Properties.

(t) Permits.

(i) Each of FCGI and the FCGI Subsidiaries has identified, obtained, acquired or entered into, and are in compliance in all material respects with all Permits required by applicable Laws necessary to conduct its current businesses as it is now being conducted (as described in the FCGI Public Disclosure Record). Section 3.01(t) of the FCGI Disclosure Letter sets out a complete and accurate list of all such Permits and there are no other Permits necessary to carry on its business as presently carried on or to own or lease any of the property or the assets utilized by FCGI or the FCGI subsidiaries.

(ii) The Permits listed in Section 3.01(t) of the FCGI Disclosure Letter are valid and subsisting permits, certificates, agreements, leases, licenses, documents or instruments in full force and effect, enforceable in accordance with terms thereof. All such Permits are in good standing and FCGI and each of the FCGI Subsidiaries are in full compliance with such Permits.

(iii) There are no actions, proceedings or investigations, pending or, to the knowledge of FCGI, threatened, against FCGI or any of the FCGI Subsidiaries that, if successful, could reasonably be expected to result in the suspension, loss or revocation of any such Permits.

(iv) Neither FCGI nor any of the FCGI Subsidiaries have received any notice, communication, or warning from any Governmental Entity that FCGI or any of the FCGI Subsidiaries is, or may be, in violation of any of the terms, conditions, or provisions of any of the Permits.

(u) Native American Claims.

(i) FCGI and its Subsidiaries have not received any Native American claims which affects FCGI or any of its subsidiaries nor, to the knowledge of FCGI, has any Native American claims been threatened which relates to any of the FCGI Properties, any permits or the operation by FCGI or any of its Subsidiaries of its businesses in the areas in which such operations are carried on or in which any of the FCGI Properties are located.

(ii) FCGI and its Subsidiaries have no outstanding agreements, memorandums of understanding or similar arrangements with any Native American tribes or groups.

(iii) There are no ongoing or outstanding discussions, negotiations, or similar communications with or by any Native American tribes or groups concerning FCGI, any of its Subsidiaries or their respective business, operations or assets.

(iv) No Native American tribe or group blockade, occupation, illegal action or onsite protest has occurred or, to the knowledge of FCGI, has been threatened in connection with the activities on the FCGI Properties.

(v) NGOs and Community Groups. No dispute between FCGI or any of its Subsidiaries and any non-governmental organization, community, or community group exists or, to the knowledge of FCGI, is threatened or imminent with respect to any of the FCGI Properties or operations. FCGI has provided the Purchaser and its Representatives with full and complete access to all material correspondence received by FCGI, its subsidiaries or their Representatives from any non-governmental organization, community, community group or first nations or aboriginal group.

(w) Tax Matters.  Except as disclosed in the FCGI Disclosure Letter and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of FCGI:

(i) each of FCGI and the FCGI Subsidiaries have duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, and all such Tax Returns were complete and correct in all respects;

(ii) each of FCGI and the FCGI Subsidiaries have paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and whether or not reflected on the Tax Returns prepared by it and each of FCGI and the FCGI Subsidiaries has provided adequate accruals in accordance with IFRS in the most recently published financial statements of FCGI for any Taxes of each of FCGI and the FCGI Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business. Neither FCGI nor any of the FCGI Subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Returns that could, in and of itself, require a material amount to be included in the income of FCGI or any of the FCGI Subsidiaries for any period commencing on or after the Effective Date;

(iii) all deficiencies for Taxes asserted or assessed against any of FCGI or the FCGI Subsidiaries have been paid in full, accrued on the books of each of FCGI and the FCGI Subsidiaries, or finally settled;

(iv) each of FCGI and the FCGI Subsidiaries have duly and timely withheld all Taxes required by Law to be withheld by it in connection with any amounts paid or owing to any employee, independent contractor, supplier, creditor, shareholder, non-resident or other third party (including Taxes required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it;

(v) each of FCGI and the FCGI Subsidiaries have duly and timely collected all amounts on account of any sales, use or transfer Taxes, including, without limitation, goods and services, harmonized sales, provincial and territorial sales taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it;

(vi) neither FCGI nor any of the FCGI Subsidiaries has in place with a Governmental Entity any agreement or extension of time for which to file any material Tax Returns or pay any material amount of Tax, by way of assessment or otherwise, and no such entity has an extension or waiver of a statute of limitation relating to any material amount of Tax;

(vii) No audit, action, investigation, deficiencies, litigation or proposed adjustments have been asserted or threatened with respect to Taxes of any of FCGI or the FCGI Subsidiaries, and neither FCGI nor or any of the FCGI Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened. No Tax Return of FCGI or any of the FCGI Subsidiaries is under investigation, review, audit or examination by any Governmental Entity with respect to any Taxes, and no written notice of any investigation, review, audit or examination by any Governmental Entity has been received by FCGI or any of the FCGI Subsidiaries with respect to any Taxes. There is no claim currently in progress, pending or threatened in writing by any Governmental Entity against or with respect to FCGI or any of the FCGI  Subsidiaries in respect of Taxes;

(viii) None of the FCGI Shares are "taxable Canadian property" (as defined in the Tax Act) of any FCGI Shareholder;

(ix) for the purposes of the Tax Act and any other relevant Tax purposes:

(A) FCGI is a "taxable Canadian corporation" and is resident in Canada and is not resident in any other country;

(B) each of the FCGI Subsidiaries is resident in the jurisdiction (or country of which such jurisdiction is a political subdivision) in which it was formed or continued, and is not resident in any other country;

(C) none of the FCGI Subsidiaries (1) has a permanent establishment, or (2) is engaged in trade or business (or comparable non-U.S. standard in any jurisdiction outside of the United States), in either case, in a jurisdiction other than its country of organization; and

(D) no written claim has been made by any Governmental Entity in a jurisdiction where FCGI, and any of the FCGI Subsidiaries does not file Tax Returns that such entity is or may be subject to Tax by that jurisdiction;

(x) none of FCGI or any of the FCGI Subsidiaries is a "United States person" within the meaning of Section 7701(a)(30) of the Code. None of FCGI or any of the Subsidiaries is a "surrogate foreign corporation" within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code;

(xi) none of FCGI or any of the FCGI Subsidiaries is a "controlled foreign corporation" within the meaning of Section 957(a) of the Code determined without regard to the repeal of Section 958(b)(4) of the Code;

(xii) none of FCGI or any of the FCGI Subsidiaries has made an election pursuant to Section 897(i) of the Code;

(xiii) neither FCGI nor any of the FCGI Subsidiaries has been the "distributing corporation" or a "controlled corporation", in each case, within the meaning of Section 355 of the Code, with respect to a transaction that was intended to be governed in whole or in part by Section 355 of the Code;

(xiv) neither FCGI nor any of the FCGI Subsidiaries is a party to any agreement, understanding or arrangement relating to the allocation or sharing of Taxes (excluding customary commercial agreements entered into in the ordinary course of business the primary subject of which is not Taxes);

(xv) there are no Liens for Taxes upon any properties or assets of each of FCGI and the FCGI Subsidiaries (other than Liens relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the FCGI Financial Statements);

(xvi) each of FCGI and the FCGI Subsidiaries has not, and has never been deemed to have for purposes of the Tax Act or any other Tax Law, entered into any transactions or arrangements with persons with whom they do not deal at arm's length (within the meaning of the Tax Act) other than for consideration equal to fair market value. For all transactions between FCGI and the FCGI Subsidiaries, on the one hand, and any non-resident Person with whom each of FCGI and the FCGI Subsidiaries was not dealing at arm's length for the purposes of the Tax Act, on the other hand, FCGI and its Subsidiary, as the case may be, has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act. Each of FCGI and the FCGI Subsidiaries has complied in all respects with all applicable Tax Laws with respect to transfer pricing; and

(xvii) there are no circumstances existing which could result in the application of section 17, section 78, section 79, or sections 80 to 80.04 of the Tax Act (or any equivalent provision of the taxation legislation of any province or any other jurisdiction) to each of FCGI and the FCGI Subsidiaries.

(x) Reports.  Since July 12, 2024, FCGI has filed with all applicable Securities Authorities and the TSXV a true and complete copy of all material forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the "FCGI Documents"). The FCGI Documents, at the time filed or, if amended, as of the date of such amendment (i) did not contain any misrepresentation (as defined by the Securities Act) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over FCGI, except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on FCGI. FCGI has not filed any confidential material change or other report or other document with any Securities Authority or the TSXV or other self-regulatory authority which at the date hereof remains confidential.  No FCGI Subsidiary is required to file any reports or other documents with any of the Securities Authorities or the TSXV.

(y) Reporting Status and Securities Laws Matters.  FCGI is a "reporting issuer" and not on the list of reporting issuers in default under applicable Canadian securities Laws in any of the provinces or territories of Canada. No delisting, suspension of trading in or cease trading order with respect to any securities of FCGI and, to the knowledge of FCGI, no inquiry or investigation (formal or informal) of any Securities Authorities or the TSXV is in effect or ongoing or, to the knowledge of FCGI, expected to be implemented or undertaken with respect to the foregoing. FCGI is not subject to the reporting requirements of the 1934 Act.

(z) Contracts.  The FCGI Disclosure Letter includes a complete and accurate list of all Material Contracts of FCGI and the FCGI Subsidiaries that are currently in force ("FCGI Material Contracts"). All FCGI Material Contracts are in full force and effect, and FCGI and the FCGI Subsidiaries, as the case may be, are entitled to all rights and benefits thereunder in accordance with the terms thereof. FCGI has made available to Purchaser for inspection true and complete copies of all of the FCGI Material Contracts. All of the FCGI Material Contracts are valid and binding obligations of FCGI or the FCGI Subsidiaries, as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. FCGI or the FCGI Subsidiaries, as the case may be, have complied in all material respects with all terms of the FCGI Material Contracts, have paid all amounts due thereunder of, as and when due, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of FCGI or the FCGI Subsidiaries or, to the knowledge of FCGI, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the FCGI Material Contracts. As at the date hereof, neither FCGI nor the FCGI Subsidiaries have received written notice that any party to an FCGI Material Contract intends to cancel, terminate or otherwise modify or not renew such FCGI Material Contract, and to the knowledge of FCGI, no such action has been threatened. Except as set out in the FCGI Disclosure Letter, neither FCGI nor any FCGI Subsidiary is a party to any Material Contract that (i) contains any non-competition obligation, (ii) otherwise restricts in any material way the business of FCGI or the FCGI Subsidiaries, or (iii) would prohibit or restrict the ability of FCGI to complete the Arrangement.

(aa) Certain Contracts.  Except as set out in the FCGI Disclosure Letter, neither FCGI nor any FCGI Subsidiary is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to (i) limit the manner or the localities in which all or any material portion of their business is conducted, (ii) limit any business practice of FCGI or the FCGI Subsidiaries in any material respect, or (iii) restrict any acquisition or disposition of any property by FCGI or any FCGI Subsidiary in any material respect.

(bb) Related Party Transactions.  Except for Contracts of employment or as disclosed in the FCGI Financial Statements or the FCGI Disclosure Letter, there are no Contracts or other transactions currently in place between FCGI or the FCGI Subsidiaries, on the one hand, and: (i) to the knowledge of FCGI, any officer or director of FCGI or any FCGI Subsidiary; (ii) to the knowledge of FCGI, any holder of record or, to the knowledge of FCGI, beneficial owner of 10% or more of the FCGI Shares; and (iii) to the knowledge of FCGI, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(cc) Intellectual Property. Each of FCGI and the FCGI Subsidiaries owns or has the right to use all Intellectual Property required to carry on its business as currently conducted and proposed to be conducted. To the knowledge of FCGI, there has been no claim of infringement by the FCGI or the FCGI Subsidiaries or breach by the FCGI or the FCGI Subsidiaries of any Intellectual Property rights or industrial rights of any other Person, and the neither FCGI nor the FCGI Subsidiaries have received any notice that the conduct of its business infringes on any Intellectual Property rights or industrial rights of any other Person.

(dd) Expropriation.  No part of the property or assets of FCGI or the FCGI Subsidiaries has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor does FCGI know of any intent or proposal to give such notice or commence any such proceedings.

(ee) Registration Rights.  No FCGI Shareholder has any right to compel FCGI to register or otherwise qualify the FCGI Shares (or any of them) for public sale or distribution.

(ff) Brokers.  Except as disclosed in the FCGI Disclosure Letter, no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of FCGI or any FCGI Subsidiary, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in the FCGI Disclosure Letter.

(gg) Absence of Cease Trade Orders.  No order ceasing or suspending trading in FCGI Shares (or any of them) or any other securities of FCGI is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of FCGI, are pending, contemplated or threatened.

(hh) Due Diligence Material.  All information provided by FCGI or the FCGI Subsidiaries to Purchaser in relation to Purchaser's due diligence requests is accurate in all material respects as at its respective date as stated therein.

(ii) Compliance with Laws.  FCGI and the FCGI Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on FCGI.

(jj) No Option on Assets.  No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from FCGI or any FCGI Subsidiary of any of the material assets of FCGI or any FCGI Subsidiary other than as contemplated for the purposes of this Arrangement Agreement, in respect of the Mexican Transaction or as disclosed in the FCGI Disclosure Letter.

(kk) Investment Company Status. FCGI is not registered, and is not required to be registered as an "investment company" within the meaning of the 1940 Act.

(ll) Foreign Private Issuer.  As of the date hereof, FCGI is a "foreign private issuer" as defined in Rule 405 under the 1933 Act.

(mm)Business Practices.  Since July 15, 2024, none of FCGI or the FCGI Subsidiaries nor, to the knowledge of FCGI, any of its or their respective directors, executives, officers, representatives, agents or employees has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada) or the Foreign Corrupt Practices Act of 1977, as amended; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(nn) Sanctions. Neither FCGI, the FCGI Subsidiaries nor any of their respective directors, officers, supervisors, managers, employees, or agents is a Sanctioned Person. Neither FCGI nor any of the FCGI Subsidiaries (i) has assets or operations located in a jurisdiction in violation of Sanctions Laws, or (ii) or directly or indirectly derives revenues from or engages in investments, dealings, activities or transactions with any Sanctioned Person or which otherwise violate Sanctions Laws.

(oo) National Register of Historic Places Listing. None of the areas covered by the FCGI Properties (including any construction, remains or similar elements located on them) have been listed on the National Register of Historic Places.

(pp) Budget. The cash flow projections and budgets in the FCGI Budget are consistent with cash flow projections and budgets adopted by FCGI and the FCGI Subsidiaries in the ordinary course of business.

3.02 Survival of Representations and Warranties

The representations and warranties contained in this Article 3 shall survive the execution and delivery of this Arrangement Agreement and shall expire and be terminated and extinguished on the earlier of the Effective Date and the date on which this Arrangement Agreement is terminated in accordance with its terms.  Any investigation by Purchaser and its advisors shall not mitigate, diminish or affect the representations and warranties of FCGI contained in this Arrangement Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER

4.01 Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to FCGI as set forth in this Section 4.01, and hereby acknowledges that FCGI is relying upon such representations and warranties in connection with entering into this Arrangement Agreement and agreeing to complete the Arrangement.

(a) Organization.  Purchaser and each Purchaser Subsidiary has been incorporated, are validly subsisting and have full corporate or legal power and authority to own their respective properties and assets and to conduct their respective businesses as currently owned and conducted. Purchaser and each Purchaser Subsidiary are registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Purchaser.  All of the outstanding shares of each Purchaser Subsidiary are validly issued, fully paid and non-assessable. Except as disclosed by Purchaser in the Purchaser Disclosure Letter, all of the outstanding shares of each Purchaser Subsidiary are owned, directly or indirectly, by Purchaser. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the respective Purchaser Subsidiary, the outstanding shares of each Purchaser Subsidiary are owned by Purchaser free and clear of all Encumbrances (except for any Encumbrances referred to in the Purchaser Disclosure Letter) and Purchaser is not liable to any creditor in respect thereof.  Except pursuant to this Arrangement Agreement and the transactions contemplated hereby and as disclosed in the Purchaser Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in any Purchaser Subsidiary from Purchaser.

(b) Capitalization.  Purchaser is authorized to issue an unlimited number of Purchaser Shares without par value. As at the date hereof, there were: (i) 88,458,702 Purchaser Shares outstanding and (ii) an aggregate of 5,016,774 Purchaser Shares reserved for issuance under the outstanding Purchaser Options and the other awards listed in Section 4.01(b) of the Purchaser Disclosure Letter. The exercise prices and expiry dates of the Purchaser Options and Purchaser warrants are set out in the Purchaser Disclosure Letter. Except as disclosed in the Purchaser Disclosure Letter and pursuant to this Arrangement Agreement and the transactions contemplated hereby, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Purchaser or any Purchaser Subsidiary to issue or sell any shares of Purchaser, the Purchaser Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Purchaser or any Purchaser Subsidiary. All outstanding Purchaser Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Purchaser or any Purchaser Subsidiary having the right to vote with the Purchaser Shareholders on any matter. There are no outstanding contractual obligations of Purchaser or any Purchaser Subsidiary to repurchase, redeem or otherwise acquire any outstanding Purchaser Shares or with respect to the voting or disposition of any outstanding Purchaser Shares.

(c) Authority.  Purchaser has all necessary corporate power, authority and capacity to enter into this Arrangement Agreement and all other agreements and instruments to be executed by Purchaser as contemplated by this Arrangement Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Arrangement Agreement by Purchaser and the completion by Purchaser of the transactions contemplated by this Arrangement Agreement have been authorized by the directors of Purchaser and, subject to obtaining the Interim Order and any approvals required by the Interim Order and the Final Order, and providing to the Director any records, information or other documents required in connection with the Arrangement, no other corporate proceedings on the part of Purchaser are necessary to authorize this Arrangement Agreement or to complete the transactions contemplated hereby. This Arrangement Agreement has been executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. Except as disclosed by Purchaser in the Purchaser Disclosure Letter, the execution and delivery by Purchaser of this Arrangement Agreement and the performance by Purchaser of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i) result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

A. the articles or by-laws (or their equivalent) of Purchaser or any Purchaser Subsidiary;

B. the Interim Order and any approvals required by the Interim Order and the Final Order, any Law, other than any applicable merger control law; or

C. any Material Contract, licence or permit to which Purchaser or any Purchaser Subsidiary is bound or is subject to or of which Purchaser or any Purchaser Subsidiary is the beneficiary which in each case, would, individually or in the aggregate, have a Material Adverse Effect on Purchaser, or

D. give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Purchaser or any Purchaser Subsidiary to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Purchaser;

(ii) result in the imposition of any Encumbrance upon any of the property or assets of Purchaser or any Purchaser Subsidiary or restrict, hinder, impair or limit the ability of Purchaser or any Purchaser Subsidiary to conduct the business of Purchaser or the Purchaser Subsidiaries as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Purchaser; or

(iii) except as disclosed by Purchaser in the Purchaser Disclosure Letter, result in any material payment (including severance, unemployment compensation, "golden parachute", bonus or otherwise) becoming due to any director or officer of Purchaser or any Purchaser Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of Purchaser or any Purchaser Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Purchaser or any Purchaser Subsidiary in connection with the execution and delivery of this Arrangement Agreement or the consummation by Purchaser of the transactions contemplated hereby other than: (i) subject to Section 2.02, the Interim Order and any approvals required by the Interim Order; (ii) the Final Order and any approvals required by the Final Order; (iii) filings required under the CBCA and filings with and approvals or authorizations required by Securities Authorities and stock exchanges (including under the rules or regulations of the TSXV or NYSE American); (iv) any other consents, waivers, permits, orders or approvals referred to in the Purchaser Disclosure Letter; (v) compliance with and approvals required by any applicable merger control laws; and (vi) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser.

(d) Board Approval.  As of the date hereof the Purchaser Board, after consultation with its financial and legal advisors, has determined that the Arrangement Consideration, on the basis of an opinion from its financial advisor, is fair to the Purchaser Shareholders. The Purchaser Board has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Arrangement Agreement.

(e) Fairness Opinion. The Purchaser Board has received the opinion of Stifel Nicolaus Canada Inc., its financial advisor to the effect that, as of the date of such opinion, subject to the assumptions, qualifications and limitations set out therein, the Arrangement Consideration is fair, from a financial point of view, to the Purchaser Shareholders.

(f) Purchaser Subsidiaries. The only Subsidiaries of Purchaser are the Purchaser Subsidiaries.

(g) No Defaults.  None of Purchaser or any Purchaser Subsidiary is in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Purchaser or the Purchaser Subsidiaries under any contract, agreement or licence that is material to the conduct of the business of Purchaser or the Purchaser Subsidiaries to which it is a party or by which it is bound that would, individually or in the aggregate, have a Material Adverse Effect on Purchaser.

(h) Absence of Changes.  Since March 31, 2024, except as disclosed by Purchaser in the Purchaser Disclosure Letter and this Arrangement Agreement:

(i) Each of Purchaser and the Purchaser Subsidiaries have conducted their business only in the ordinary and regular course of business consistent with past practice;

(ii) None of Purchaser or the Purchaser Subsidiaries have incurred or suffered a Material Adverse Change;

(iii) there has not been any acquisition or sale by Purchaser or the Purchaser Subsidiaries of any property or assets material to Purchaser and the Purchaser Subsidiaries, taken as a whole;

(iv) other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Purchaser or the Purchaser Subsidiaries of any debt for borrowed money, or any making by Purchaser or the Purchaser Subsidiaries of any loan, advance or capital contribution to, or investment in, any other Person;

(v) Purchaser has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Purchaser Shares;

(vi) other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or material modification of the compensation payable to or to become payable by Purchaser or the Purchaser Subsidiaries, to any of its directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of securities pursuant to the Purchaser Equity Incentive Plan) made to, for or with any of such directors or officers;

(vii) Purchaser has not effected any material change in its accounting methods, principles or practices; and

(viii) Purchaser has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(i) Employment Matters.

(i) Purchaser has provided FCGI with a true, complete and correct copy of each written employment agreement between Purchaser and any of the Purchaser Subsidiaries and their respective executive employees, including any amendments thereto;

(ii) each of the Purchaser Entities is, and has been in the past three years, operated in all material respects in compliance with all applicable Laws relating to employment and employees, including but not limited to wages and hours of work, classification, labour, and human rights;

(iii) there is no material proceeding, action, suit or claim against any Purchaser Entity pending or, to the knowledge of Purchaser, threatened that involves any employee of Purchaser or any of the Purchaser Subsidiaries;

(iv) neither Purchaser nor any of the Purchaser Subsidiaries is a party to any written employment or consulting agreement with any director or officer of Purchaser or any of the Purchaser Subsidiaries that would result in any severance or termination payments to such director or officer becoming due or payable solely as a result of Purchaser entering into this Agreement or the completion of the Arrangement; and

(v) neither Purchaser nor any of the Purchaser Subsidiaries is: (a) a party to any collective bargaining agreement; (b) to the knowledge of Purchaser, subject to any application for certification or threatened or apparent union-organizing campaigns for employees; or (c) subject to any current, or to the knowledge of Purchaser, pending or threatened strike, lockout, slowdown or work stoppage.

(j) Financial Matters. The audited consolidated statements of financial position, audited consolidated statements of income, audited consolidated statements of comprehensive income, audited consolidated statements of cash flows and audited consolidated statements of changes in shareholders' equity of Purchaser for the financial years ended December 31, 2023 and 2022 and the notes thereto and the report by the Purchaser's auditors thereon, and the related management's discussion and analysis (collectively, the "Purchaser Financial Statements"), were prepared in accordance with IFRS and fairly present in all material respects the consolidated financial condition of Purchaser at the respective dates indicated its financial performance and its cash flows for the respective periods. None of Purchaser or the Purchaser Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the Purchaser Financial Statements, which would reasonably be expected to have a Material Adverse Effect on Purchaser.

Since December 31, 2023, none of Purchaser, the Purchaser Subsidiaries, nor, to Purchaser's knowledge, any director, officer, employee, auditor, accountant or representative of Purchaser or the Purchaser Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Purchaser or the Purchaser Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Purchaser or the Purchaser Subsidiaries have engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Purchaser Board.

(k) Undisclosed Liabilities. Except: (i) for liabilities and obligations that are specifically presented on the audited balance sheet of Purchaser as of December 31, 2023 or disclosed in the notes thereto; (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2023; and (iii) pursuant to or in connection with this Arrangement Agreement and the transactions contemplated hereby, neither Purchaser nor any Purchaser Subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person.

(l) Auditors. Purchaser's auditors are independent with respect to Purchaser within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a "reportable event" (within the meaning of Section 4.11 of National Instrument 51-102) with Purchaser's auditors.

(m) Internal Controls and Financial Reporting.  Purchaser maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Purchaser; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Purchaser are being made only in accordance with authorizations of management and directors of Purchaser; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Purchaser that could have a material effect on the Purchaser Financial Statements..

(n) Books and Records.  The corporate records and minute books of Purchaser and the Purchaser Subsidiaries have been maintained in material compliance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of Purchaser and the Purchaser Subsidiaries (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and acquisitions and dispositions of assets of Purchaser and the Purchaser Subsidiaries; and (iii) accurately and fairly reflect the basis for the Purchaser Financial Statements.

(o) Litigation.  Except as disclosed by Purchaser in the Purchaser Disclosure Letter, there is no claim, action, suit, proceeding or investigation pending or in progress or, to the knowledge of Purchaser, threatened against or relating to Purchaser or the Purchaser Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Purchaser.  There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Purchaser, threatened against or relating to Purchaser or the Purchaser Subsidiaries before any Governmental Entity. None of Purchaser or the Purchaser Subsidiaries nor any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Purchaser or the Purchaser Subsidiaries to conduct their business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Arrangement Agreement, except to the extent any such matter would not have a Material Adverse Effect on Purchaser.

(p) Purchaser Properties.  Except as disclosed in the Purchaser Disclosure Letter:

(i) the Purchaser Properties are fully described in Schedule "C" attached hereto, there are no mineral claims or other rights comprising the Purchaser Properties or any portion thereof which are not set out in Schedule "C" attached hereto and each of the permits set out in Schedule "C" hereto are in full force and effect;

(ii) all of the mineral claims or other rights comprising the Purchaser Properties have been validly located and recorded in compliance with applicable Laws and are comprised of valid and subsisting mineral claims, which are in good standing under applicable Laws;

(iii) no Person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Purchaser Properties;

(iv) Purchaser or the Purchaser Subsidiaries has all necessary corporate power to own the Purchaser Properties and is in material compliance with all applicable Laws, to which the Purchaser Properties are subject;

(v) There are no restrictions on the ability of Purchaser or the Purchaser Subsidiaries to use, transfer or exploit the Purchaser Properties or any of the Purchaser Mineral Rights except pursuant to applicable Law;

(vi) applying customary standards in the mining industry, Purchaser or the Purchaser Subsidiaries have a 100% legal and beneficial good, valid and exclusive ownership right, title and interest in and to, and actual and exclusive possession of, the permits relating to the Purchaser Properties, free and clear of all title defect or Encumbrance,

(vii) all Taxes which are due and payable, local improvements, assessment rates, utilities and any and all other payments to or assessments of any Governmental Entity having jurisdiction in respect of the Purchaser Properties have been made by Purchaser or the Purchaser Subsidiaries in respect of the Purchaser Properties;

(viii) neither the Purchaser Properties nor any minerals or product derived from the Purchaser Properties are subject to or bound by any royalty or royalty interest, whether registered or unregistered, and Purchaser has not granted any royalty interest in or affecting the foregoing;

(ix) there is no action, suit, order, work order, petition, prosecution or other similar proceeding of which process initiating the same has been served on Purchaser, any Purchaser Subsidiary or to the knowledge of Purchaser, threatened against Purchaser or any Purchaser Subsidiary and affecting any of the Purchaser Properties at law or in equity or before or by any Governmental Entity;

(x) Purchaser has not received notice of any breach of any applicable Law in respect of its conduct on or under the Purchaser Properties which could have a Material Adverse Effect on the Purchaser Properties;

(xi) Purchaser has provided FCGI with access to full and complete copies of all exploration information and data within the possession or control of Purchaser and its material subsidiaries, including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Purchaser Properties and the Purchaser Mineral Rights relating to the Purchaser Properties and each of Purchaser and the Purchaser Subsidiaries has the sole right, title, ownership and right to use all such information, data, reports and studies, all of which information will be kept confidential by FCGI; and

(xii) each of Purchaser and the Purchaser Subsidiaries have made or will make available to FCGI, upon the request of FCGI, all material information in its possession or under its control relating to the Purchaser Properties and the Purchaser Mineral Rights which relate to the Purchaser Properties.

(xiii) Purchaser and the Purchaser Subsidiaries all required surface rights, including fee simple estates, leases, easements, rights of way and permits or licences from landowners or Governmental Entities permitting the use of land and other interests by Purchaser and the Purchaser Subsidiaries, that are required to exploit the development potential of the Purchaser Properties and the Purchaser Mineral Rights based on current or planned operations (as set forth in the Purchaser Public Disclosure Record, including as contemplated by the Purchaser Technical Reports with respect thereto, prepared under National Instrument 43-101) and, no third party or group holds any such rights that would be required by the Purchaser or the Purchaser Subsidiaries to so develop the Purchaser Properties or any of the Purchaser Mineral Rights; and

(xiv) All mines located in or on the lands of the Purchaser and the Purchaser Subsidiaries or lands pooled or unitized or otherwise used in connection therewith, which have been abandoned, have been abandoned in all material respects in accordance with good mining practices and in compliance in all material respects with all applicable Laws, and all future abandonment, remediation and reclamation obligations known to Purchaser and the Purchaser Subsidiaries as of the date hereof have been accurately set forth in the Purchaser Public Disclosure Record or Purchaser Disclosure Letter without omission of information necessary to make the disclosure not misleading.

(q) Technical Matters.

(i) The Purchaser Properties are the material properties of Purchaser for the purposes of National Instrument 43-101.

(ii) Purchaser has made available to the authors of the Purchaser Technical Reports, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided.

(iii) All of the assumptions underlying the mineral resource and mineral reserve estimates in Purchaser Technical Reports and in the Purchaser Public Disclosure Record and Purchaser Documents are reasonable and appropriate and were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of National Instrument 43-101. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves or mineral resources of Purchaser, taken as a whole, from the amounts set forth in the Purchaser Public Disclosure Record and in the Purchaser Documents.

(iv) The scientific and technical information set forth in the Purchaser Public Disclosure Record relating to mineral resources and mineral reserves required to be disclosed therein pursuant to National Instrument 43-101 has been prepared by Purchaser and its consultants in accordance with methods generally applied in the mining industry and conforms, in all material respects, to the requirements of National Instrument 43-101 and Canadian securities Laws.

(v) Purchaser is in compliance in all material respects with the provisions of National Instrument 43-101, has filed all technical reports required thereby, and there is no new material scientific or technical information concerning the relevant property not included in the Purchaser Technical Reports. At the date hereof, there are no outstanding unresolved comments of any Governmental Entity or any stock exchange in respect of the technical disclosure made in the Purchaser Public Disclosure Record.

(vi) Purchaser has delivered to FCGI, or provided FCGI with access to, all material scientific, technical and title information and reports in its and its subsidiaries' possession or under its control relating to the Purchaser Properties, whether in writing, graphic, machine readable, electronic or physical form, including (i) geological, geophysical, geochemical, sampling, drilling, trenching, analytical testing (including, but not limited to, up-to-date testing results from the monitoring of wells), assaying, mineralogical, metallurgical and other similar information, including maps, charts and surveys, (ii) scoping, pre-feasibility, feasibility, engineering and other technical studies, exploration plans, development plans, mine plans or similar studies or analyses, (iii) plans, blueprints, process flow sheets, equipment and parts lists, instructions, manuals, and equipment records and procedures, (iv) exploration, development, operations, production and other technical records, data and reports; and (v) mineral status reports, title abstracts, title opinions, and title reports.

(r) Operational Matters.  Except as disclosed in the Purchaser Disclosure Letter:

(i) all rentals, payments and obligations (including maintenance for mining claims), and any other payments due or payable on or prior to the date hereof under or with respect to the assets of Purchaser and of the Purchaser Subsidiaries have been properly and timely paid and no claim is due to lapse within 90 days of the date hereof;

(ii) the ore bodies and minerals located in the Purchaser Properties are under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit Purchaser to explore the minerals relating thereto, all such property leases or claims and all property, leases or claims in which Purchaser or of the Purchaser Subsidiaries have any interest or right have been validly located and recorded in accordance with all applicable Laws and are valid and subsisting, Purchaser or the Purchaser Subsidiaries have all necessary surface rights, access rights and other necessary rights and interests relating to the Purchaser Properties granting Purchaser or the Purchaser Subsidiaries the rights and ability to explore for minerals, ore and metals for development purposes, with only such exceptions as do not materially interfere with the use made by Purchaser or the Purchaser Subsidiaries of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of Purchaser or of the Purchaser Subsidiaries;

(iii) all exploration activities conducted by Purchaser or the Purchaser Subsidiaries on the Purchaser Properties have been undertaken in accordance with good exploration practices and in compliance with all applicable Laws, except where the failure to so comply would not have a Material Adverse Effect on Purchaser; and

(iv) each of Purchaser and the Purchaser Subsidiaries has all necessary permits required for it to carry on its business as currently conducted, all of which are in full force and effect, and each of them is in compliance with such permits. None of Purchaser or the Purchaser Subsidiaries has received oral or written notice relating to the revocation, cancellation expropriation or modification of any such permit.

(s) Insurance. Purchaser and the Purchaser Subsidiaries maintain policies of insurance that are reasonable, prudent and appropriate for the size and nature of the businesses of Purchaser and the Purchaser Subsidiaries, which cover all risks, expenses and judgements reasonably and prudently foreseeable in the operation and conduct of the business of Purchaser including any current pending or threatened action, suit, proceeding, investigation or claim that may be made or threatened against Purchaser or any of the Purchaser Subsidiaries, with each such policy of insurance listed in the Purchaser Disclosure Letter.  All insurance policies maintained by Purchaser are in full force and effect and in good standing.  Neither Purchaser nor the Purchaser Subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Purchaser or the Purchaser Subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Purchaser or the Purchaser Subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default or other event would not reasonably be expected to have a Material Adverse Effect

(t) Environmental.

(i) Each of Purchaser and the Purchaser Subsidiaries has carried on its operations in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Purchaser.

(ii) (A) the Purchaser Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws; (B) none of Purchaser or the Purchaser Subsidiaries has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Purchaser Property, except in compliance, individually or in the aggregate, with all Environmental Laws except when the failure to be in such compliance would not have a Material Adverse Effect on Purchaser; (C) all Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Purchaser Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws, except to the extent that a failure to be in such compliance would not have a Material Adverse Effect on Purchaser; and (D) to the knowledge of Purchaser, there are no Hazardous Substances at, in, on, under or migrating from any Purchaser Property, except in material compliance with all Environmental Laws.

(iii) To the knowledge of Purchaser, none of Purchaser or the Purchaser Subsidiaries has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (B) proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (C) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Purchaser or any Purchaser Subsidiary.  To the knowledge of Purchaser, no site or facility now or previously owned, operated or leased by Purchaser or the Purchaser Subsidiaries is listed or, to the knowledge of Purchaser, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv) Except to the extent that would not reasonably be expected to have a Material Adverse Effect on Purchaser, none of Purchaser or the Purchaser Subsidiaries has caused or permitted the Release of any Hazardous Substances on or to any of the Purchaser Properties in such a manner as: (A) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Purchaser; or (B) would be reasonably likely to result in imposition of a lien, charge or other Encumbrance or the expropriation of any of the Purchaser Properties or the assets of Purchaser or any Purchaser Subsidiary.

(v) None of Purchaser or the Purchaser Subsidiaries has received from any Person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(u) Health and Safety.

(i) Each of Purchaser and the Purchaser Subsidiaries have operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights and harassment and discrimination prevention, labour relations, immigration and privacy, and there are no current, pending, or to the knowledge of Purchaser, threatened proceedings before any Governmental Entity with respect to any such matters.

(ii) Neither Purchaser nor any of the Purchaser Subsidiaries has received any demand or notice with respect to a breach of any applicable health and safety Laws, the effect of which would be reasonably expected to affect current operations relating to the Purchaser Properties.

(iii) There are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither Purchaser nor any of the Purchaser Subsidiaries has been reassessed in any material respect under such legislation during the past three years and, no audit of Purchaser or any of its subsidiaries is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims, investigations or inquiries pending against Purchaser or any of the Purchaser subsidiaries (or naming Purchaser or any of the Purchaser Subsidiaries as a potentially responsible party) based on non-compliance with any applicable health and safety Laws at any of the operations relating to the Purchaser Properties.

(v) Permits.

(i) Each of Purchaser and the Purchaser Subsidiaries has identified, obtained, acquired or entered into, and are in compliance in all material respects with all Permits required by applicable Laws necessary to conduct its current businesses as it is now being conducted (as described in the Purchaser Public Disclosure Record). Section 4.01(v) of the Purchaser Disclosure Letter sets out a complete and accurate list of all such Permits and there are no other Permits necessary to carry on its business as presently carried on or to own or lease any of the property or the assets utilized by Purchaser or the Purchaser subsidiaries.

(ii) The Permits listed in Section 4.01(v) of the Purchaser Disclosure Letter are valid and subsisting permits, certificates, agreements, leases, licenses, documents or instruments in full force and effect, enforceable in accordance with terms thereof. All such Permits are in good standing and Purchaser and each of the Purchaser Subsidiaries are in full compliance with such Permits.

(iii) There are no actions, proceedings or investigations, pending or, to the knowledge of Purchaser, threatened, against Purchaser or any of the Purchaser Subsidiaries that, if successful, could reasonably be expected to result in the suspension, loss or revocation of any such Permits.

(iv) Neither Purchaser nor any of the Purchaser Subsidiaries have received any notice, communication, or warning from any Governmental Entity that Purchaser or any of the Purchaser Subsidiaries is, or may be, in violation of any of the terms, conditions, or provisions of any of the Permits.

(w) Native American Claims.

(i) Purchaser and its Subsidiaries have not received any Native American claims which affects Purchaser or any of its subsidiaries nor, to the knowledge of Purchaser, has any Native American claims been threatened which relates to any of the Purchaser Properties, any permits or the operation by Purchaser or any of its Subsidiaries of its businesses in the areas in which such operations are carried on or in which any of the Purchaser Properties are located.

(ii) Purchaser and its Subsidiaries have no outstanding agreements, memorandums of understanding or similar arrangements with any Native American tribes or groups.

(iii) There are no ongoing or outstanding discussions, negotiations, or similar communications with or by any Native American tribes or groups concerning Purchaser, any of its Subsidiaries or their respective business, operations or assets.

(iv) No Native American tribe or group blockade, occupation, illegal action or onsite protest has occurred or, to the knowledge of Purchaser, has been threatened in connection with the activities on the Purchaser Properties.

(x) NGOs and Community Groups. No dispute between Purchaser or any of its Subsidiaries and any non-governmental organization, community, or community group exists or, to the knowledge of Purchaser, is threatened or imminent with respect to any of the Purchaser Properties or operations. Purchaser has provided the Purchaser and its Representatives with full and complete access to all material correspondence received by Purchaser, its subsidiaries or their Representatives from any non-governmental organization, community, community group or first nations or aboriginal group.

(y) Tax Matters.

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of Purchaser:

(i) Each of Purchaser and the Purchaser Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed in the prescribed form all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon. Purchaser has furnished or made available to FCGI complete and accurate copies of all Tax Returns, and any amendments thereto, filed by Purchaser and the Purchaser Subsidiaries with the appropriate Governmental Entity for its preceding three taxation years.

(ii) Each of Purchaser and the Purchaser Subsidiaries has (A) duly and timely paid all Taxes due and payable by it other than those which are being or have been contested in good faith and in respect of which sufficient reserves have been provided in the most recently published financial statements of Purchaser, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(iii) Any charges, accruals and reserves for Taxes reflected on the Purchaser Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Purchaser, adequate under IFRS to cover Taxes with respect to Purchaser and the Purchaser Subsidiaries accruing through the date hereof.

(iv) There are no disputes, proceedings, investigations, audits, assessments, reassessments or claims now pending or, to the knowledge of Purchaser, threatened against either Purchaser or the Purchaser Subsidiaries that propose to assess Taxes in addition to those reported in any Tax Returns filed by Purchaser or the Purchaser Subsidiaries with the appropriate Governmental Entity.  There are no liens, upon any of the assets or properties of Purchaser or the Purchaser Subsidiaries, for taxes that have not been paid by Purchaser or the Purchaser Subsidiaries.

(z) Reports.  Since March 31, 2024, Purchaser has filed with all applicable Securities Authorities and the TSXV and NYSE American true and complete copies of all material forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the "Purchaser Documents"). The Purchaser Documents, at the time filed or, if amended, as of the date of such amendment (i) did not contain any misrepresentation (as defined by the Securities Act) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Purchaser except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on Purchaser. Purchaser has not filed any confidential material change or other report or other document with any Securities Authority or the TSXV or other self-regulatory authority which at the date hereof remains confidential. No Purchaser Subsidiary is required to file any reports or other documents with any of the Securities Authorities or the TSXV.

(aa) Reporting Status and Securities Laws Matters. Purchaser is a "reporting issuer" and not on the list of reporting issuers in default under applicable Canadian securities Laws in any of the provinces or territories of Canada. No delisting, suspension of trading in or cease trading order with respect to any securities of Purchaser and, to the knowledge of Purchaser, no inquiry or investigation (formal or informal) of any Securities Authorities or TSXV or NYSE American is in effect or ongoing or, to the knowledge of Purchaser, expected to be implemented or undertaken with respect to the foregoing. The Purchaser Shares are registered under Section 12(b) of the 1934 Act and the Purchaser is in compliance in all material respects with applicable U.S. Securities Laws.

(bb) Absence of Cease Trade Orders.  No order ceasing or suspending trading in Purchaser Shares (or any of them) or any other securities of Purchaser is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Purchaser, are pending, contemplated or threatened.

(cc) Due Diligence Material.  All information provided by Purchaser to FCGI in relation to FCGI's due diligence requests is accurate in all material respects as at its respective date as stated therein.

(dd) Compliance with Laws.  Purchaser and the Purchaser Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser.

(ee) No Option on Assets.  Except as disclosed by Purchaser in the Purchaser Disclosure Letter, no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Purchaser or the Purchaser Subsidiaries of any of the material assets of Purchaser or the Purchaser Subsidiaries other than as contemplated for the purposes of this Arrangement Agreement or as disclosed in the Purchaser Disclosure Letter.

(ff) Contracts. The Purchaser Disclosure Letter includes a complete and accurate list of all Material Contracts of Purchaser and the Purchaser Subsidiaries that are currently in force ("Purchaser Material Contracts"). All Purchaser Material Contracts are in full force and effect, and Purchaser or the Purchaser Subsidiaries, as the case may be, are entitled to all rights and benefits thereunder in accordance with the terms thereof. Purchaser has made available to FCGI for inspection true and complete copies of all of the Purchaser Material Contracts. All of the Purchaser Material Contracts are valid and binding obligations of Purchaser or the Purchaser Subsidiaries, as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Purchaser or the Purchaser Subsidiaries, as the case may be, have complied in all material respects with all terms of the Purchaser Material Contracts, have paid all amounts due thereunder of, as and when due, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Purchaser or the Purchaser Subsidiaries or, to the knowledge of Purchaser, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Purchaser Material Contracts. As at the date hereof, neither Purchaser nor any of the Purchaser Subsidiaries has received written notice that any party to an Purchaser Material Contract intends to cancel, terminate or otherwise modify or not renew such Purchaser Material Contract, and to the knowledge of Purchaser, no such action has been threatened. Except as set out in the Purchaser Disclosure Letter, neither Purchaser nor any Purchaser Subsidiary is a party to any Material Contract that (i) contains any non-competition obligation, (ii) otherwise restricts in any material way the business of Purchaser or the Purchaser Subsidiaries, or (iii) would prohibit or restrict the ability of Purchaser to complete the Arrangement.

(gg) Certain Contracts.  Except as disclosed by Purchaser in the Purchaser Disclosure Letter, none of Purchaser or the Purchaser Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to (i) limit the manner or the localities in which all or any material portion of their business is conducted, (ii) limit any business practice of Purchaser or the Purchaser Subsidiaries in any material respect, or (iii) restrict any acquisition or disposition of any property by Purchaser or the Purchaser Subsidiaries in any material respect.

(hh) Related Party Transactions.  Except as contemplated hereby or as disclosed in the Purchaser Public Disclosure Record, there are no Contracts or other transactions currently in place between Purchaser or the Purchaser Subsidiaries on the one hand, and: (i) to the knowledge of Purchaser, any officer or director of Purchaser or any Purchaser Subsidiary; (ii) to the knowledge of Purchaser, any holder of record or, to the knowledge of Purchaser, beneficial owner of 10% or more of the Purchaser Shares; and (iii) to the knowledge of Purchaser, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand

(ii) Intellectual Property. Each of Purchaser and the Purchaser Subsidiaries owns or has the right to use all Intellectual Property required to carry on its business as currently conducted and proposed to be conducted. To the knowledge of Purchaser, there has been no claim of infringement by the Purchaser or the Purchaser Subsidiaries or breach by the Purchaser or the Purchaser Subsidiaries of any Intellectual Property rights or industrial rights of any other Person, and the neither Purchaser nor the Purchaser Subsidiaries have received any notice that the conduct of its business infringes on any Intellectual Property rights or industrial rights of any other Person.

(jj) Expropriation.  No part of the property or assets of Purchaser or the Purchaser Subsidiaries have been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor does Purchaser know of any intent or proposal to give such notice or commence any such proceedings.

(kk) Registration Rights.  No Purchaser Shareholder has any right to compel Purchaser to register or otherwise qualify the Purchaser Shares (or any of them) for public sale or distribution.

(ll) Investment Company Status.  Purchaser is not, and following consummation of the Arrangement, will not be, required to register as an "investment company" within the meaning of the 1940 Act.

(mm)Foreign Private Issuer.  As of the date hereof, Purchaser is a "foreign private issuer" as defined in Rule 405 under the 1933 Act.

(nn) Canadian Corporation.  Purchaser is a "Canadian corporation" within the meaning of the Tax Act.

(oo) Business Practices. Since March 31, 2024, none of Purchaser or the Purchaser Subsidiaries nor, to the knowledge of Purchaser, any of its or their respective directors, executives, officers, representatives, agents or employees has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada); (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(pp) Investment Canada Act.  Purchaser is Canadian-controlled for purposes of the Investment Canada Act.

(qq) Ownership of FCGI Shares. Neither Purchaser nor its "affiliates" (as such term is defined in the CBCA) beneficially owns any FCGI Shares or any securities exercisable or convertible into FCGI Shares.

(rr) Purchaser Shares.  The Purchaser Shares to be issued pursuant to the Arrangement will not have been issued in violation of any pre-emptive rights or contractual rights to purchase securities, will be listed for trading on the TSXV and will not be subject to any contractual or other restrictions on transferability or voting (other than as may be prescribed by Rule 144 under the 1933 Act in respect of affiliates of Purchaser).

(ss) Certain Securities Law Matters.  The Purchaser Shares to be issued in connection with the transactions contemplated herein will not be subject to any statutory hold or restricted period under the securities legislation of any province or territory of Canada and, subject to restrictions contained in Section 2.6(3) of National Instrument 45-102 - Resale of Securities of the Canadian Securities Administrators, will be freely tradable within Canada by the holders thereof. In addition, assuming the compliance of FCGI with the terms of this Arrangement Agreement, the issuance of the Purchaser Securities to be issued in connection with the transactions contemplated herein shall be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof, and the Purchaser Shares to be distributed pursuant to the Arrangement shall not be subject to resale restrictions in the United States under the 1933 Act (other than as may be prescribed by Rule 144 under the 1933 Act in respect of affiliates of Purchaser). Notwithstanding the foregoing, the exemption provided by Section 3(a)(10) of the 1933 Act does not exempt the issuance of securities upon the exercise of such Replacement Purchaser Options and, therefore, any securities of the Purchaser issuable upon exercise of the Replacement Purchaser Options cannot be issued in the United States or to a person in the United States in reliance on the exemption afforded by Section 3(a)(10) of the 1933 Act and the Replacement Purchaser Options may only be exercised pursuant to a then-available exemption from the registration requirements of the 1933 Act and applicable securities laws of any state of the United States.

(tt) Sanctions. Neither the Purchaser, the Purchaser Subsidiaries nor any of their respective directors, officers, supervisors, managers, employees, or agents is a Sanctioned Person. Neither the Purchaser nor any of the Purchaser Subsidiaries (i) has assets or operations located in a jurisdiction in violation of Sanctions Laws, or (ii) or directly or indirectly derives revenues from or engages in investments, dealings, activities or transactions with any Sanctioned Person or which otherwise violate Sanctions Laws.

4.02 Survival of Representations and Warranties

The representations and warranties contained in this Article 4 shall survive the execution and delivery of this Arrangement Agreement and shall expire and be terminated and extinguished on the earlier of the Effective Date and the date on which this Arrangement Agreement is terminated in accordance with its terms.  Any investigation by FCGI and its advisors shall not mitigate, diminish or affect the representations and warranties of Purchaser contained in this Arrangement Agreement.

ARTICLE 5
COVENANTS

5.01 Access to Information

(a) From the date hereof until the earlier of the Effective Time and the termination of this Arrangement Agreement, subject to compliance with applicable Laws and the terms of any existing Contracts, FCGI shall, and shall cause its officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Purchaser and to the officers, employees, agents and representatives of Purchaser such access as Purchaser may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Purchaser with all data and information as Purchaser may reasonably request.

(b) From the date hereof until the earlier of the Effective Time and the termination of this Arrangement Agreement, subject to compliance with applicable Laws and the terms of any existing Contracts, Purchaser shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to FCGI and to the officers, employees, agents and representatives of FCGI such access as FCGI may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish FCGI with all data and information as FCGI may reasonably request.

5.02 Insurance and Indemnification

(a) Prior to the Effective Time, FCGI shall obtain and fully pay the premiums for a non-cancellable extension of the directors' and officers' liability coverage of FCGI's existing directors' and officers' insurance policies and FCGI's existing fiduciary liability insurance policies (collectively, the "D&O Insurance"), in each case for a claims reporting or discovery period of up to six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from FCGI's current D&O Insurance carriers or one or more insurance carriers with the same or better credit rating as FCGI's current D&O Insurance carriers with respect to directors' and officers' insurance policies in an amount and scope at least as favorable as the D&O Insurance.

(b) Purchaser agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of FCGI and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect.

(c) The provisions of this Section 5.02 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, FCGI hereby confirms that it is acting as agent and trustee on their behalf.

5.03 Alternative Transactions

In the event that the Purchaser concludes that it is necessary or desirable to proceed with another form of transaction (such as a formal take-over bid or amalgamation) (an "Alternative Transaction") whereby the Purchaser and/or its affiliates would effectively acquire all of FCGI Shares within approximately the same time periods and on economic terms and other terms and conditions (including tax treatment) and having economic consequences to FCGI and the FCGI Shareholders which are substantially equivalent to or better than those contemplated by this Arrangement Agreement (the "Alternative Transaction Conditions"), FCGI shall consider such Alternative Transaction in good faith and if FCGI determines, acting reasonably, that the Alternative Transaction Conditions are satisfied, it will support the completion of such Alternative Transaction in the same manner as the Arrangement, and shall otherwise fulfill its covenants contained in this Arrangement Agreement in respect of such Alternative Transaction. In the event of any proposed Alternative Transaction, any reference in this Arrangement Agreement to the Arrangement shall refer to the Alternative Transaction to the extent applicable, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction and all references to time periods regarding the Arrangement, including the Effective Time, herein shall refer to the date of closing of the transactions contemplated by the Alternative Transaction (as such date may be extended from time to time).

5.04 Covenants of FCGI

Subject to the terms of this Arrangement Agreement, FCGI hereby covenants and agrees with Purchaser as follows:

(a) Interim Order.  Subject to Section 2.02 of this Arrangement Agreement, as soon as reasonably practicable, and in any event no later than September 15, 2024, FCGI shall file, proceed with and diligently prosecute an application to the Court for the Interim Order in accordance with Section 2.02(a), and in such a manner as to preserve for Purchaser the availability of the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof.

(b) FCGI Meeting.  In a timely and expeditious manner, FCGI shall:

(i) subject to Section 2.02, forthwith carry out such terms of the Interim Order as are required under the terms thereof to be carried out by FCGI;

(ii) collaboratively together with Purchaser, prepare and file the Circular (which shall be in a form satisfactory to both of the Parties, acting reasonably), together with any other documents required by applicable Laws, in all jurisdictions where the Circular is required to be filed and mail the Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities legislation and requirements) with respect thereto, other than with respect to any information relating to and provided by Purchaser;

(iii) (A) take commercially reasonable lawful action to solicit proxies in favour of the Arrangement Resolution; (B) recommend (and the FCGI Board shall in the Circular recommend and include a statement that each director and officer of FCGI intends to vote all of such Person's FCGI's Shares in favour of the Arrangement Resolution) to all FCGI Shareholders that they vote in favour of the Arrangement Resolution; and (C) not withdraw, modify or qualify, or publicly propose to or publicly state that it intends to withdraw, modify or qualify in any manner adverse to the Purchaser such recommendation or the approval, recommendation or declaration of advisability of the Arrangement by the FCGI Board (a "Change in FCGI Recommendation"), and it being understood that failing to affirm the approval or recommendation of the FCGI Board of the transactions contemplated herein after an Acquisition Proposal has been publicly announced shall be considered an adverse modification, in each case except as expressly permitted by Sections 7.01 and 7.02 hereof;

(iv) subject to Section 2.02 of this Arrangement Agreement, convene and conduct the FCGI Meeting in accordance with the FCGI constating documents, the Interim Order, the CBCA and applicable Laws as soon as reasonably practicable and in any event no later than October 30, 2024;

(v) provide notice to Purchaser of the FCGI Meeting and all steps in the application before the Court and allow representatives of Purchaser to attend the FCGI Meeting;

(vi) at the reasonable request of the Purchaser, and subject to compliance with applicable corporate and securities Laws, from time to time FCGI shall provide the Purchaser with a list (in electronic form) of the registered FCGI Shareholders, together with their addresses and respective holdings of FCGI Shares and with a list of the names and addresses and holdings of all Persons having rights issued by FCGI to acquire FCGI Shares (including holders of FCGI Options) and a list of non-objecting beneficial owners of FCGI Shares, together with their addresses and respective holdings of FCGI Shares. FCGI shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of FCGI Shareholders and lists of holdings and other assistance as the Purchaser may reasonably request;

(vii) except as required by applicable Law, or with the prior written consent of the Purchaser, which shall not be unreasonably withheld, conditioned or delayed, the Arrangement Resolution shall be the only matter of business transacted at the FCGI Meeting; provided that, if FCGI is required by applicable Law, or permitted by the Purchaser in writing, to transact any other item of business at the FCGI Meeting, FCGI shall cause the Arrangement Resolution to be considered and voted upon before any other item of business to be transacted at the FCGI Meeting; and

(viii) take all such actions as may be required under the CBCA in connection with the transactions contemplated by this Arrangement Agreement and the Plan of Arrangement.

(c) Status of Voting.  FCGI will use its commercially reasonable efforts to advise Purchaser, at least on a daily basis on each of the ten Business Days prior to the date of the FCGI Meeting, as to the aggregate tally of the proxies received by FCGI in respect of the Arrangement Resolution.

(d) Adjournment.  Subject to the terms of this Arrangement Agreement, FCGI shall not adjourn, postpone or cancel the FCGI Meeting (or propose to do so), except (i) if quorum is not present at the FCGI Meeting; (ii) if required by applicable Laws or a ruling order or decree of a court having jurisdiction, Governmental Entity or other regulatory authority; or (iii) if otherwise agreed with Purchaser.

(e) Dissent Rights.  FCGI shall provide Purchaser with a copy of any purported exercise of the Dissent Rights and written communications with any FCGI Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action related to such purported exercise of Dissent Rights.

(f) Amendments to Circular.  In a timely and expeditious manner, FCGI shall prepare and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Circular (which amendments or supplements shall be in a form acceptable to Purchaser, acting reasonably) with respect to the FCGI Meeting and mail such amendments or supplements, subject to Section 2.02, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(g) Final Order.  Subject to Section 2.02, upon the Interim Order being granted and approval of the Arrangement Resolution in accordance with the provisions of the Interim Order, FCGI shall forthwith file, proceed with and diligently prosecute an application for the Final Order, which application shall be in form and substance satisfactory to Purchaser, acting reasonably.

(h) Compliance with Orders.  Subject to Section 2.02, FCGI shall forthwith carry out the terms of the Interim Order and the Final Order.

(i) Copy of Documents.  FCGI shall furnish promptly to Purchaser a copy of each notice, report, schedule or other document or communication delivered, filed or received by FCGI in connection with this Arrangement Agreement, the Arrangement, the Interim Order, the Final Order, the FCGI Meeting or any other meeting at which all FCGI Shareholders are entitled to attend relating to special business, any filings made under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Arrangement Agreement.

(j) Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Arrangement Agreement or as otherwise set out in the FCGI Disclosure Letter, FCGI shall, and shall cause the FCGI Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business, consistent with past practice, including, but not limited to, using commercially reasonable efforts to operate its business consistent with the FCGI Budget, and compliance with all applicable requirements under National Instrument 51-102 and other applicable Canadian Securities Laws.

Certain Actions Prohibited. Other than as disclosed by FCGI in the FCGI Disclosure Letter, in connection with, or ancillary to, the Mexican Transaction, in connection with gold and silver sales consistent with past practice during the current fiscal year, and except as contemplated in the FCGI Budget or herein, FCGI shall not and shall cause the FCGI Subsidiaries not to, without the prior written consent of Purchaser for matters conducted outside the FCGI Budget, as applicable, which consent shall not be unreasonably withheld, conditioned or delayed, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice:

(i) issue, sell, grant, pledge, lease or dispose of or agree to issue, sell, grant, pledge, lease or dispose of any FCGI Shares or any FCGI Options, calls, conversion privileges or rights of any kind to acquire any FCGI Shares; other than the issue of FCGI Shares pursuant to the exercise of FCGI Options issued and outstanding on the date hereof;

(ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons), sell, lease or otherwise dispose of any FCGI Properties or assets having a value greater than $100,000 or enter into any agreement or commitment in respect of any of the foregoing;

(iii) grant or enter into any agreement, written or verbal, with respect to any royalty or similar arrangement or issue any instrument having the same economic effect as a royalty on the FCGI Properties;

(iv) abandon or fail to diligently pursue any application to renew any existing licence, Permit, order, claim, authorization, consent, approval (including Environmental Approvals) or registration related to the FCGI Properties;

(v) amend or propose to amend the articles or by-laws of FCGI as they exist at the date of this Arrangement Agreement;

(vi) split, combine or reclassify any of the shares of FCGI;

(vii) redeem, purchase or offer to purchase any FCGI Shares, FCGI Options or obligations or rights under existing contracts, agreements and commitments;

(viii) reorganize, amalgamate or merge FCGI;

(ix) acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(x) declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of any equity securities of FCGI or any of the FCGI Subsidiaries (other than dividends, distributions, payments or return of capital made to FCGI by the FCGI Subsidiaries);

(xi) (A) settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $50,000, (i) any action, claim or proceeding brought by or against FCGI, or (ii) any action, claim or proceeding brought by or against any present, former or purported holder of its securities in connection with the transactions contemplated by this Arrangement Agreement or the Plan of Arrangement; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $50,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(xii) incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(xiii) except as required by IFRS or any applicable Law, make any changes to the existing accounting practices of FCGI;

(xiv) approve any plan, program or budget for FCGI or amend or revise any existing plan, program or budget for FCGI including, but not limited to, the social and permitting program or the drill program;

(xv) incur or commit to incur any expenditure for an amount in excess of $50,000;

(xvi) enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by Law; and (C) expenditures made in connection with transactions contemplated in this Arrangement Agreement;

(xvii) FCGI shall not initiate any material discussion, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Arrangement Agreement or regarding the status of the FCGI Properties or the FCGI Mineral Rights) without the prior consent of Purchaser such consent not to be unreasonably withheld, and further agrees to provide Purchaser with immediate notice of any material communication (whether oral or written) from a Governmental Entity, including a copy of any written communication;

(xviii) create any new obligations or liabilities or modify or in any manner amend any existing obligations and liabilities to pay any amount, including loan amounts, to its or their officers, directors, employees and consultants, other than for salary, bonuses under its or their existing bonus arrangements and directors' fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities or arising in the ordinary and usual course of business;

(xix) adopt or amend or make any contribution to the FCGI Share Incentive Plan, or any other bonus, profit sharing, option, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(xx) enter into, renew, modify, or propose to modify in any respect any Material Contract with respect to the FCGI Properties to which FCGI is a party or by which it is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement;

(xxi) take actions or fail to take any action that could reasonably be expected to be prejudicial in any material respect to the Purchaser's interest in the business, property or assets of FCGI or the FCGI Subsidiaries following the completion of the Arrangement;

(xxii) acquire any securities of the Purchaser or any option, rights or entitlements to acquire any securities of the Purchaser or enter into any commitment or agreement to do any of the foregoing;

(xxiii) unless approved by the Purchaser in writing, enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(xxiv) make or amend any material Tax election, materially change any method of Tax accounting or settle or compromise any Tax liability of FCGI and the FCGI Subsidiaries;

(xxv) fail to duly and timely file any material Tax Returns required to be filed by FCGI and the FCGI Subsidiaries on or after the date hereof, and all such Tax Returns will be true, complete and correct in all material respects; or

(xxvi) fail to timely withhold, collect, remit and pay any material Taxes which are to be withheld, collected, remitted or paid by FCGI and the FCGI Subsidiaries to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws that are not required to be paid under applicable Laws and for which sufficient provision is made in the relevant financial statements.

(k) Insurance.  FCGI shall use its commercially reasonable efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(l) Employment Arrangements.  Except as disclosed by FCGI in the FCGI Disclosure Letter or as contemplated in this Arrangement Agreement, FCGI shall not, without the prior written consent of Purchaser, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of FCGI.

(m) Mineral Rights and Properties. FCGI shall and shall cause the FCGI Subsidiaries to use its commercially reasonable efforts to maintain and preserve all of their rights under each of the FCGI Mineral Rights, the FCGI Properties and under each of its authorizations in respect thereof.

(n) Certain Actions.  FCGI shall:

(i) not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Arrangement Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby; and

(ii) promptly notify Purchaser of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or effect that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of FCGI, (B) any Governmental Entity or third Person making a material complaint, investigation or hearing (or communications indicating that the same may be contemplated) with respect to the transactions contemplated by this Arrangement Agreement, (C) any breach by FCGI of any covenant or agreement contained in this Arrangement Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of FCGI contained in this Arrangement Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate such that the condition set forth in Section 6.03(a) would not be satisfied.

(o) No Compromise.  FCGI shall not settle or compromise any claim brought by any present, former or purported holder of any securities of FCGI in connection with the transactions contemplated by this Arrangement Agreement prior to the Effective Time without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.

(p) Satisfaction of Conditions. Subject to the terms of this Arrangement Agreement, FCGI shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Arrangement Agreement, including using its commercially reasonable lawful efforts to:

(i) obtain the approval of the FCGI Shareholders of the Arrangement in accordance with the provisions of the CBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii) obtain all other consents, approvals and authorizations as are required to be obtained by FCGI under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Arrangement Agreement or have a Material Adverse Effect on FCGI;

(iii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Arrangement Agreement;

(iv) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Arrangement Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(v) fulfill all conditions and satisfy all provisions of this Arrangement Agreement and the Plan of Arrangement required to be fulfilled or satisfied by FCGI;

(vi) obtain Competition Act Approval, if required; and

(vii) cooperate with Purchaser in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate FCGI to pay or cause to be paid any monies to cause such performance to occur.

(q) Competition Act.  Unless otherwise agreed with Purchaser, FCGI shall file any required notice under Section 114 of the Competition Act as soon as reasonably practicable and in any event within fifteen Business Days from the date hereof.

(r) Cooperation.  FCGI shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws, including any filings, reports, documents or applications as may be required to be filed by Purchaser.  In addition, FCGI shall cooperate with and assist Purchaser in communicating with FCGI Shareholders regarding support of the Plan of Arrangement and the entering into of Lock-up Agreements not otherwise entered into as at the date hereof with those shareholders specified in the FCGI Disclosure Letter;

(s) Access and Confirmatory Review. FCGI shall afford officers, employees, counsel, accountants and other authorized representatives and advisors of Purchaser reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Arrangement Agreement, to the properties, books, contracts and records (including all technical and operational data including, without limitation, drilling results) as well as to the senior management personnel (and such other personnel as FCGI authorizes on request, such authorization not to be unreasonably withheld or delayed) of FCGI and, during such period, FCGI shall furnish promptly to Purchaser all information concerning the business, properties and personnel of FCGI as Purchaser may reasonably request. Subject to applicable Laws, FCGI shall continue to make available and cause to be made available to Purchaser and the agents and advisors thereto all documents, agreements, corporate records and minute books (including charters, governing documents, and other corporate records for the FCGI Subsidiaries, together with certifying officer's certificates) as may be necessary to enable Purchaser to effect a thorough examination of FCGI and the business, properties and financial status thereof, including the provision of unaudited monthly consolidated financial statements of FCGI, as available, and shall cooperate with Purchaser in securing access for Purchaser to any documents, agreements, corporate records or minute books not in the possession or under the control of FCGI.

(t) Closing Documents.  FCGI shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents (including, but not limited to, originals of stock certificates for the FCGI Subsidiaries) as may be required by Purchaser, all in form satisfactory to Purchaser, acting reasonably.

(u) Lock-Up Agreements.  FCGI shall use its commercially reasonable efforts to have Locked-Up Shareholders as specified in the FCGI Disclosure Letter enter into Lock-Up Agreements.

(v) Credit Agreement Co-Operation. Upon the request of the Purchaser, FCGI shall, at the cost of Purchaser, use commercially reasonable efforts to assist the Purchaser in satisfying the conditions and/or covenants under any indebtedness of the Purchaser or its Subsidiaries including, without limitation, in connection with providing any (i) guarantees and/or security of FCGI and/or the FCGI subsidiaries with respect to the Purchaser Credit Agreement; and (ii) consents, waivers or other concessions required under any indebtedness of FCGI or its subsidiaries, provided that, for greater certainty, FCGI shall not be required to provide any guarantee or security that is effective prior to the Effective Time. FCGI shall, and shall cause its subsidiaries to, cooperate in connection therewith, including (i) furnishing the Purchaser with such financial statements, operating information and other pertinent information available or that can practicably be produced in respect FCGI and the FCGI Subsidiaries, (ii) participating in a reasonable number of meetings, discussions or presentations requested by the Purchaser, and (iii) cooperating with the Purchaser in the preparation of information, documents, marketing documents or other materials in connection with any security or guarantees, provided that FCGI shall not be required to (or to cause any of its Subsidiaries to) cooperate in connection therewith to the extent that FCGI believes that doing so would: (A) unduly interfere with the ordinary course conduct of the business of FCGI, (B) result in the loss of solicitor-client, work product or other privilege, (C) result in the disclosure of any trade secrets of third parties or violate any obligations of FCGI or any of its Subsidiaries with respect to confidentiality to any third party, or (D) breach, contravene or violate any applicable Law. The Purchaser agrees to indemnify and hold FCGI harmless from and against all costs and losses incurred by FCGI or its Subsidiaries in connection with cooperating with the Purchaser in connection with this Section 5.01(v) (other than those incurred due to or the result of the gross negligence, willful misconduct or fraud of FCGI or its subsidiaries or their respective representatives).

(w) Royalty Payments. Following the execution of this Agreement, FCGI shall provide an accurate accounting of current and historical royalty payment obligations in respect of the FCGI Properties.

(x) Cash Flow-Projections. Following the execution of this Agreement, and within 15 days following each month end thereafter, FCGI shall deliver to the Purchaser an FCGI Updated Cash Flow Projection as prepared consistent with its regular practice.

(y) Defects in Title. FCGI shall investigate and use commercially reasonable efforts to cure any defects or potential defects in title to the FCGI Properties upon reasonable notice by Purchaser, including any defects in the title, location, recondition or filing of the unpatented mining claims comprising the FCGI Properties.  Purchaser will cooperate with FCGI in the curing of any such deficiencies which shall be at the sole expense of FCGI.

5.05 Covenants of Purchaser

Purchaser hereby covenants and agrees with FCGI as follows:

(a) Proceedings.  In a timely and expeditious manner, Purchaser shall take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement (including issuing the Purchaser Shares contemplated pursuant to Section 3.1(5) of the Plan of Arrangement) and the Final Order to be taken or done by Purchaser.

(b) Information for Circular. In a timely manner, Purchaser shall provide to FCGI all information as may be reasonably requested by FCGI or as required by the Interim Order or applicable Laws with respect to Purchaser and its businesses and properties for inclusion in the Circular or in any amendment or supplement to the Circular that complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to Purchaser required to be disclosed in the Circular and not containing any misrepresentation (as defined under applicable securities legislation) with respect thereto.

(c) Copy of Documents.  Purchaser shall furnish promptly to FCGI a copy of each notice, report, schedule or other document or communication delivered, filed or received by Purchaser in connection with this Arrangement Agreement, the Arrangement, the Interim Order, the Final Order, any filings made under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Arrangement Agreement.

(d) Certain Actions Prohibited. Until the completion of the Arrangement, and other than as disclosed by Purchaser in the Purchaser Disclosure Letter or except as contemplated herein, neither Purchaser nor any Purchaser Subsidiary shall, without the prior written consent of FCGI, which consent shall not be unreasonably withheld, conditioned or delayed, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice:

(i) directly or indirectly, issue, sell, grant, pledge, lease or dispose of or agree to issue, sell, grant, pledge, lease or dispose of any Purchaser Shares or equity securities of the Purchaser or securities convertible into Purchaser Shares or equity securities, except in connection with: (1) the exchange, transfer, conversion, exercise of rights of existing outstanding securities or existing commitments to issue securities; (2) the grant of securities or the exercise or settlement of securities granted pursuant to the Purchaser's equity incentive plans; or (3) any bona fide transaction with an arm's length third party whereby the Purchaser directly or indirectly acquires shares or assets of a business;

(ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons), sell, lease or otherwise dispose of, any assets having a value greater than $100,000 or enter into any agreement or commitment in respect of any of the foregoing;

(iii) grant or enter into any agreement, written or verbal, with respect to any royalty or similar arrangement or issue any instrument having the same economic effect as a royalty on the Purchaser Properties;

(iv) amend or propose to amend the articles or by-laws of Purchaser as they exist at the date of this Arrangement Agreement;

(v) split, combine or reclassify any of the shares of Purchaser;

(vi) redeem, purchase or offer to purchase, any Purchaser Shares, Purchaser Options or obligations or rights under existing contracts, agreements and commitments;

(vii) reorganize, amalgamate or merge Purchaser;

(viii) acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity having a value greater than $100,000;

(ix) (A) settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $50,000, (i) any action, claim or proceeding brought by or against Purchaser, or (ii) any action, claim or proceeding brought by or against any present, former or purported holder of its securities in connection with the transactions contemplated by this Arrangement Agreement or the Plan of Arrangement; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $50,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(x) incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(xi) except as required by IFRS or any applicable Law, make any changes to the existing accounting practices of Purchaser;

(xii) approve any plan, program or budget for Purchaser or amend or revise any existing plan, program or budget for Purchaser including, but not limited to, the current budget, the social and permitting program or the drill program, that exceeds 10% of the Purchaser's total budget on a consolidated basis;

(xiii) except for expenditures under Purchaser's current program, incur or commit to incur any expenditure for an amount in excess of $300,000;

(xiv) enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by Law; and (C) expenditures made in connection with transactions contemplated in this Arrangement Agreement;

(xv) Purchaser shall not initiate any material discussion, negotiations or filings with any Governmental Entity regarding any matter without the prior consent of FCGI such consent not to be unreasonably withheld, and further agrees to provide FCGI with immediate notice of any material communication (whether oral or written) from a Governmental Entity, including a copy of any written communication;

(xvi) create any new obligations or liabilities or modify or in any manner amend any existing obligations and liabilities to pay any amount, including loan amounts, to its or their officers, directors, employees and consultants, other than for salary, bonuses under its or their existing bonus arrangements and directors' fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities or arising in the ordinary and usual course of business;

(xvii) adopt or amend or make any contribution to the Purchaser Equity Incentive Plan, or any other bonus, profit sharing, option, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(xviii) make or amend any material Tax election, materially change any method of Tax accounting or settle or compromise any Tax liability of Purchaser;

(xix) fail to duly and timely file any material Tax Returns required to be filed by it on or after the date hereof, and all such Tax Returns will be true, complete and correct in all material respects; or

(xx) fail to timely withhold, collect, remit and pay any material Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws that are not required to be paid under applicable Laws and for which sufficient provision is made in the relevant financial statements.

(e) Insurance.  Purchaser shall use its commercially reasonable efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(f) Copy of Documents. Purchaser shall furnish promptly to FCGI a copy of any filing under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Arrangement Agreement.

(g) Usual Business.  Except as contemplated herein, including a suspension or termination of normal course business operations, whether as a result of an order to suspend, an inability to continue operations or for any other reason, for a period of up to forty-five (45) days, or as disclosed in the Purchaser Disclosure Letter, Purchaser shall conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(h) Certain Actions.

Purchaser shall:

(i) not take any action, or permit any action to be taken or not taken, inconsistent with the provisions of this Arrangement Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby; and

(ii) promptly notify FCGI of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or effect that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Purchaser, (B) any Governmental Entity or third Person making a material complaint, investigation or hearing (or communications indicating that the same may be contemplated) with respect to the transactions contemplated by this Arrangement Agreement, (C) any breach by Purchaser of any covenant or agreement contained in this Arrangement Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Purchaser contained in this Arrangement Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate such that the condition set forth in Section 6.02(a) would not be satisfied.

(i) No Compromise.  Purchaser shall not settle or compromise any claim brought by any present, former or purported holder of any securities of Purchaser in connection with the transactions contemplated by this Arrangement Agreement prior to the Effective Time without the prior written consent of FCGI, which consent shall not be unreasonably withheld, conditioned or delayed.

(j) Satisfaction of Conditions.  Purchaser shall satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Arrangement Agreement, including using its commercially reasonable efforts to:

(i) obtain all consents, approvals, authorizations as are required to be obtained by Purchaser under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Effect on Purchaser;

(ii) as soon as reasonably practicable, and in any event within fifteen Business Days from the date hereof, file a request for an Advance Ruling Certificate under the Competition Act, if a notice under section 114 of the Competition Act is required; and, unless otherwise agreed with FCGI, file any such required notice under section 114 of the Competition Act, as soon as reasonably practicable, and in any event within fifteen Business Days from the date hereof;

(iii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Arrangement Agreement and participate, and appear in any proceedings of, any Party before any Governmental Entity in connection with the transactions contemplated by this Arrangement Agreement;

(iv) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Arrangement Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated hereby, including by entering into a consent agreement if necessary;

(v) fulfill all conditions and satisfy all provisions of this Arrangement Agreement and the Plan of Arrangement required to be fulfilled or satisfied by it; and

(vi) cooperate with FCGI in connection with the performance by FCGI of its obligations hereunder.

(k) Cooperation.  Purchaser shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws, including any filings, reports, documents or applications as may be required to be filed by FCGI.

(l) Access and Confirmatory Review.  Purchaser shall afford officers, employees, counsel, accountants and other authorized representatives and advisors of FCGI reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Arrangement Agreement, to the properties, books, contracts and records (including all technical and operational data including, without limitation, drilling results) as well as to the senior management personnel (and such other personnel as Purchaser authorizes on request, such authorization not to be unreasonably withheld or delayed) of Purchaser and, during such period, Purchaser shall furnish promptly to FCGI all information concerning the business, properties and personnel of Purchaser as FCGI may reasonably request. Subject to applicable Laws, Purchaser shall continue to make available and cause to be made available to FCGI and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable FCGI to effect a thorough examination of Purchaser and the business, properties and financial status thereof, including the provision of unaudited monthly consolidated financial statements of Purchaser, as available together with the consolidation therefor, and shall cooperate with FCGI in securing access for FCGI to any documents, agreements, corporate records or minute books not in the possession or under the control of Purchaser.

(m) Stock Exchange Listing.  Prior to the Effective Time, Purchaser shall prepare and file with the TSXV and NYSE American, all necessary applications or other documents and pay all fees required in order to obtain the conditional listing approval of the TSXV in respect of the Purchaser Shares to be issued pursuant to this Arrangement Agreement.

(n) Closing Documents. Purchaser shall execute and deliver, or cause to be executed and delivered at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by FCGI, all in form satisfactory to FCGI, acting reasonably.

(o) Surety Bonds. Within 15 days following closing of the transactions contemplated hereby, Purchaser shall have assumed the Alamos Surety Bond Guarantee and shall have assumed the FCGI Surety Bonds.

(p) Directors. Purchaser shall have reconstituted the Purchaser Board such that on the Effective Date there shall be no more than six directors on  the Purchaser Board.  The Purchaser shall, as of the Effective Date, appoint two directors to the Purchaser Board from nominees provided by FCGI, with effect at the Effective Time. Such nominees shall be Persons eligible to serve as a director pursuant to the BCBCA and the policies of applicable securities regulatory authorities for election or appointment to the Purchaser Board, and such Persons shall be determined after reasonable consultation with the Purchaser and shall be made taking into reasonable consideration the skillsets and expertise most valuable to the Purchaser at such time of appointment. Each nominee must consent in writing to serve as a director of the Purchaser and comply with Canadian securities Laws for membership on the Purchaser Board.

5.06 Mutual Covenants

(a) Additional Merger Notification.  In addition to the obligation of Purchaser to file an Advance Ruling Certificate under Section 5.05 if a notice under section 114 of the Competition Act is required and the obligations of FCGI and Purchaser to file any required pre-notification filings under Section 5.01 and Section 5.05, FCGI and Purchaser shall as soon as reasonably practicable, file comparable merger notification forms required by the merger notification or control Laws of any other applicable jurisdiction, which FCGI and Purchaser reasonably determine to be necessary. FCGI and Purchaser each shall promptly: (a) supply the other with any information which may be required in order to effectuate such filings; and (b) supply any additional information which reasonably may be required by applicable merger control authorities of any jurisdiction.

(b) Continuing Employees.  Prior to the Effective Time, FCGI and Purchaser shall determine which employees of FCGI will continue to be employed by FCGI or Purchaser, or an affiliate of FCGI or Purchaser, and the term and remuneration of the employment of each such employee (the "FCGI Retained Employees") or, in the case of employees of FCGI who shall not continue to be employed following the Effective Date (the "FCGI Departing Employees"), FCGI and Purchaser shall determine the manner in which any change of control and/or severance payments to be made to such employee will occur.

(c) TSXV Delisting. The Parties shall use their commercially reasonable efforts to cause the FCGI Shares to be de-listed from the TSXV promptly following the Effective Time, with effect as soon as practicable following the acquisition by the Purchaser of the FCGI Shares pursuant to the Arrangement.

(d) Budget. The Chief Financial Officers of each of FCGI and the Purchaser will appoint themselves or another knowledgeable senior level employee or consultant to discuss any requested or proposed changes of significance to the FCGI Budget.

ARTICLE 6
CONDITIONS

6.01 Mutual Conditions

The respective obligations of FCGI and Purchaser to complete the transactions contemplated herein are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as is specified below:

(a) subject to Section 2.02, the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(b) the FCGI Shareholder Approval shall have been obtained at the FCGI Meeting in accordance with the provisions of the CBCA and the Interim Order;

(c) the Final Order shall have been obtained in form and substance satisfactory to each of the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise. In addition, the Final Order shall include a statement to substantially the following effect:

"The Court has been previously advised that this Order will serve as the basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of the Purchaser pursuant to the Plan of Arrangement.";

(d) there shall not be in force any Law, or final, binding, non-appealable ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that is final, binding or non-appealable that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof;

(e) Competition Act Approval shall have been obtained if required;

(f) the Mexican Transaction shall have been completed and the parties thereto shall have received, from the Federal Economic Competition Commission (Comisión Federal de Competencia Económica - COFECE), a resolution unconditionally approving the Mexican Transaction under the Federal Law of Economic Competition, if required;

(g) the distribution of the Arrangement Consideration pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities laws and shall not be subject to resale restrictions under applicable Canadian securities laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102 - Resale of Securities);

(h) (i) the TSXV shall have conditionally approved and NYSE American shall have authorized the listing thereon, subject to official notice of issuance, of the Purchaser Shares to be issued pursuant to the Arrangement as of the Effective Date, or as soon as possible thereafter, and (ii) the TSXV shall have, if required, accepted notice for filing of all transactions of FCGI contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSXV;

(i) (i) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement; and (ii) all third Person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements (other than as contemplated in the FCGI Disclosure Letter or the Purchaser Disclosure Letter), in each case, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on FCGI or Purchaser or materially impede the completion of the Arrangement, shall have been obtained or received;

(j) each of the directors and officers of FCGI and the FCGI Subsidiaries shall have executed resignations and mutual releases with FCGI, in a form acceptable to each of FCGI and the Purchaser, each acting reasonably; and

(k) this Arrangement Agreement shall not have been terminated pursuant to Article 8 hereof.

The foregoing conditions are for the mutual benefit of the Parties and may be waived by mutual consent of FCGI and Purchaser in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 6.04 hereof, any Party may terminate this Arrangement Agreement by written notice to the others of them in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Arrangement Agreement by such rescinding Party.

6.02 FCGI Conditions

The obligation of FCGI to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Time or such other time as is specified below (each of which is for the exclusive benefit of FCGI and may be waived by FCGI):

(a) the representations and warranties made by Purchaser in this Arrangement Agreement that are qualified by materiality or the expression "Material Adverse Change" or "Material Adverse Effect" shall be true and correct in all respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Purchaser in this Arrangement Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, have a Material Adverse Effect on Purchaser, and Purchaser shall have provided to Purchaser a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Purchaser hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the Purchaser Disclosure Letter, or provided for or stated to be exceptions under this Arrangement Agreement;

(b) from the date of this Arrangement Agreement to the Effective Date, Purchaser shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Purchaser;

(c) Purchaser shall have complied in all material respects with its covenants herein and Purchaser shall have provided to FCGI a certificate of the Chief Executive Officer and Chief Financial Officer thereof, certifying that, as of the Effective Date, it has so complied with its covenants herein;

(d) the Purchaser shall have obtained all required third-party consents required to consummate the transactions completed by this Arrangement Agreement;

(e) the Purchaser shall have reconstituted the Purchaser Board such that on the Effective Date there shall be no more than six directors on the Purchaser Board and the Purchaser shall, as of the Effective Date, appoint two directors to the Purchaser Board from nominees provided by FCGI, with effect at the Effective Time;

(f) within 15 days following the Effective Time, the Purchaser shall have assumed the Alamos Surety Bond Guarantee and shall have assumed the FCGI Surety Bond;

(g) the directors of Purchaser shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by Purchaser to permit the consummation of the Arrangement; and

(h) The Purchaser shall have entered into a binding commitment with the applicable surety bond providers in connection with the FCGI Surety Bond which confirms that no later than 15 days following the Effective Date: (a) all required cash collateral will be provided by the Purchaser; and (b) the Alamos Surety Bond Guarantee will be released.

The foregoing conditions are for the benefit of FCGI and may be waived, in whole or in part, by FCGI in writing at any time. If any of such conditions shall not be complied with or waived by FCGI on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 6.04 hereof, FCGI may terminate this Arrangement Agreement by written notice to Purchaser in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Arrangement Agreement by FCGI.

6.03 Purchaser Conditions

The obligation of Purchaser to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Time or such other time as is specified below (each of which is for the exclusive benefit of Purchaser and may be waived by Purchaser):

(a) the representations and warranties made by FCGI in this Arrangement Agreement that are qualified by materiality or the expression "Material Adverse Change" or "Material Adverse Effect" shall be true and correct in all respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by FCGI in this Arrangement Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, have a Material Adverse Effect on FCGI, and FCGI shall have provided to Purchaser a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by FCGI hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the FCGI Disclosure Letter, or provided for or stated to be exceptions under this Arrangement Agreement;

(b) from the date of this Arrangement Agreement to the Effective Date, there shall not have occurred, and FCGI shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on FCGI;

(c) FCGI shall have complied in all material respects with its covenants herein and FCGI shall have provided to Purchaser a certificate of the Chief Executive Officer and the Vice President, Finance thereof, certifying that, as of the Effective Date, FCGI has so complied with its covenants herein;

(d) Purchaser shall have received the FCGI Lock-Up Agreements and such agreements shall not have been terminated or otherwise breached in any material manner by any of the FCGI Locked-Up Shareholders, such that as a result of such breach or termination the Arrangement Resolution is not passed at the FCGI Meeting;

(e) FCGI Shareholders holding no more than 5% of the outstanding FCGI Shares shall have exercised their Dissent Rights (and not withdrawn such exercise) and Purchaser shall have received a certificate, dated the day immediately preceding the Effective Date, of the Chief Executive Officer and the Vice President, Finance of FCGI, to such effect;

(f) concurrent with the assumption by the Purchaser of the Alamos Surety Bond Guarantee and the FCGI Surety Bond, receipt of written evidence of the termination of the royalty agreement entered into between Alamos and FCGI on July 12, 2024 by which a 2% Net Smelter Returns (as such term is defined therein) with respect to all properties comprising the Florida Canyon Mine were granted to Alamos; and

(g) the directors of FCGI shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by FCGI to permit the consummation of the Arrangement.

The foregoing conditions are for the benefit of Purchaser and may be waived, in whole or in part, by Purchaser in writing at any time. If any of such conditions shall not be complied with or waived by Purchaser on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 6.04 hereof, Purchaser may terminate this Arrangement Agreement by written notice to FCGI in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Arrangement Agreement by Purchaser.

6.04 Notice and Cure Provisions

(a) Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Arrangement Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time;

(ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time; or

(iii) result in the failure to satisfy any of the conditions precedent in favour of the other Party hereto contained in Sections 6.01, 6.02 or 6.03 hereof, as the case may be.

(b) Subject to the provisions herein contained, Purchaser may not exercise its rights to terminate this Arrangement Agreement pursuant to Section 8.02(a)(iii)C and FCGI may not exercise its right to terminate this Arrangement Agreement pursuant to Section 8.02(a)(iv)C unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Arrangement Agreement until the expiration of a period of 20 Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been given prior to the making of the application for the Final Order or the date of the FCGI Meeting, such application and/or such meetings, unless the Parties otherwise agree, will be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein). For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect, this Arrangement Agreement may not be terminated as a result of the cured breach.

6.05 Merger of Conditions

The conditions set out in Section 6.01, Section 6.02 or Section 6.03 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived as of the Effective Time.

ARTICLE 7
NON-SOLICITATION, RIGHT TO MATCH, TERMINATION FEE AND EXPENSES

7.01 Non-Solicitation

(a) Except as otherwise permitted in this Article 7, neither FCGI nor any FCGI Subsidiary shall, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of FCGI or any FCGI Subsidiary (collectively, the "Representatives"), or otherwise cause any Representative to:

(i) solicit, assist, initiate, facilitate or knowingly encourage (including by way of furnishing or affording access to information or any site visit or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal; or

(ii) participate in any discussions or negotiations with, furnish confidential information to, or otherwise cooperate in any way with, any Person (other than Purchaser or any of its affiliates) regarding an Acquisition Proposal, provided, however, that FCGI may communicate with any Person making an Acquisition Proposal for the purpose of clarifying the terms and conditions of such Acquisition Proposal so as to determine whether such Acquisition Proposal is likely to lead to a Superior Proposal or advising such Person that the Acquisition Proposal could not reasonably be expected to result in a Superior Proposal; or

(iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; or

(iv) agree to, approve, accept, recommend, enter into, or propose publicly to agree to, approve, accept, recommend or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal; or

(v) make, or propose publicly to make, an FCGI Change in Recommendation; or

(vi) make any public announcement or take any other action inconsistent with, or that would reasonably be expected to detract from, the recommendation of the FCGI Board to approve the transactions contemplated herein; or

(vii) take any other action which would reasonably be expected to prevent or materially impede, interfere with or delay the consummation of the Arrangement.

(b) FCGI shall, and shall cause the FCGI Subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted heretofore by it, the FCGI Subsidiaries or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, FCGI will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible, and in any event within two (2) Business Days after the date of this Arrangement Agreement, request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding FCGI and the FCGI Subsidiaries previously provided to any such Person or any other Person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding FCGI and the FCGI Subsidiaries. FCGI agrees that, except as permitted in Section 7.01(c) neither it nor any of the FCGI Subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its Subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of this Arrangement Agreement, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.01(b)) and FCGI undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its Subsidiaries have entered into prior to the date hereof.

(c) Notwithstanding Sections 7.01(a) and 7.01(b) and any other provision of this Arrangement Agreement or of any other agreement between Purchaser and FCGI, if at any time following the date of this Arrangement Agreement and prior to obtaining the FCGI Shareholder Approval of the Arrangement Resolution at the FCGI Meeting, FCGI receives a bona fide, written Acquisition Proposal that did not result from a breach of Section 7.01, and subject to compliance with Sections 7.01(b) and 7.01(d), FCGI and its Representatives may:

(i) furnish or provide access to or disclosure of information with respect to it to such Person pursuant to an Acceptable Confidentiality Agreement, if and only if (y) FCGI provides a copy of such Acceptable Confidentiality Agreement to the Purchaser promptly upon its execution, and (z) FCGI contemporaneously provides to the Purchaser any non-public information concerning FCGI that is provided to such Person which was not previously provided to the Purchaser or its Representatives; and

(ii) engage in or participate in any discussions or negotiations regarding such Acquisition Proposal,

provided, however, that, prior to taking any action described in clauses (i) or (ii) above, the FCGI Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal, if consummated in accordance with its terms would reasonably be expected to constitute a Superior Proposal and a failure to take such action would violate the fiduciary duties of such directors under applicable Law.

(d) In the event FCGI receives an Acquisition Proposal it shall promptly notify Purchaser, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, of the material terms and conditions thereof, and the identity of the Person or Persons making the Acquisition Proposal, and shall provide Purchaser with a copy of any such proposal, inquiry, offer or request, a copy of any agreement entered into in accordance with Section 7.01(c) hereof and a copy of any other agreements which relate to the Acquisition Proposal to which it has access, or any amendment to any of the foregoing. FCGI shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as Purchaser may reasonably request, including all materials relating to such Acquisition Proposal, and shall keep Purchaser fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all reasonable inquiries from Purchaser with respect thereto.

(e) Subject to Section 7.02, at any time following the date of this Arrangement Agreement and prior to obtaining the FCGI Shareholder Approval, if FCGI receives an Acquisition Proposal that did not result from a breach of this Section 7.01 and which the FCGI Board concludes in good faith constitutes a Superior Proposal, it may, subject to compliance with the procedures set forth in Sections 7.03 and 8.02, terminate this Arrangement Agreement to enter into a definitive agreement with respect to such Superior Proposal.

(f) Nothing contained in this Arrangement Agreement shall prohibit the FCGI Board from taking any action or making an FCGI Change in Recommendation or from making any disclosure to any of its securityholders prior to the Effective Time including, for greater certainty, disclosure of an FCGI Change in Recommendation in respect of an Acquisition Proposal, if, in the good faith judgment of the FCGI Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with FCGI Board's exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors' circular or otherwise as required under Securities Laws); provided that, for greater certainty, in the event of an FCGI Change in Recommendation and a termination by Purchaser of this Arrangement Agreement pursuant to Section 8.02(a)(iii)A, or Section 8.02(a)(iv)A, as the case may be, FCGI shall pay the Termination Fee as required by Section 7.03. In addition, subject to the provisions of this Section 7.01 and Section 7.02, nothing contained in this Arrangement Agreement shall prevent FCGI or its Board of Directors from calling and holding a meeting of its shareholders, or any of them, requisitioned by such shareholders, or any of them, in accordance with the CBCA or ordered to be held by a court or Governmental Entity of competent jurisdiction in accordance with applicable Laws.

7.02 Right to Match

(a) FCGI covenants that neither it nor the FCGI Board will accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than an Acceptable Confidentiality Agreement permitted by Section 7.01(c)) unless:

(i) the FCGI Meeting has not occurred;

(ii) FCGI (the "Terminating Party") has complied with its obligations under Section 7.01 and has provided Purchaser (the "Matching Party") with a copy of the Superior Proposal and all related documentation described in Section 7.01(d);

(iii) a period (the "Response Period") of five (5) Business Days has elapsed from the date that is the later of: (x) the date on which the Matching Party receives written notice from the Board of Directors of the Terminating Party that it has determined, subject only to compliance with this Section 7.02, to accept, approve, endorse, recommend or enter into a binding agreement to proceed with such Superior Proposal; and (y) the date the Matching Party receives a copy of the Superior Proposal and all related documents described in Section 7.01(d); and

(iv) this Agreement is terminated pursuant to subsection Section 8.02(a)(iv)A.

(b) During the Response Period, or such longer period as FCGI may approve for such purpose, the Matching Party will have the right, but not the obligation, to offer to amend this Arrangement Agreement and the Plan of Arrangement, including modification of the Arrangement Consideration. The Board of Directors of the Terminating Party shall review any such offer by the Matching Party to amend this Arrangement Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which the Matching Party is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by the Matching Party to be amended. The Terminating Party agrees that, subject to the Terminating Party's disclosure obligations under applicable securities Laws, the fact of the making of, and each of the terms of, any such proposed amendment shall be kept strictly confidential and shall not be disclosed to any person (including, without limitation, the Person having made the Superior Proposal), other than the Terminating Party's Representatives, without the Matching Party's prior written consent. If the Board of Directors of the Terminating Party determines that the Acquisition Proposal no longer constitutes a Superior Proposal, when assessed against this Arrangement Agreement and the Plan of Arrangement as they are proposed to be amended by the Matching Party, the Board of Directors of the Terminating Party will cause it to enter into an amendment to this Arrangement Agreement with the Matching Party incorporating the amendments to the Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement by the prompt issuance of a press release to that effect. If the Board of Directors of the Terminating Party continues to believe in good faith (after consultation with its financial advisors and its outside counsel) that the Acquisition Proposal continues to be a Superior Proposal and therefore rejects the Matching Party's offer to amend this Arrangement Agreement and the Plan of Arrangement, the Terminating Party may recommend that holders of its securities accept such Superior Proposal provided that before doing so the Terminating Party terminates this Arrangement Agreement and pays, or causes to be paid, the Termination Fee in accordance with Section 7.03, as the case may be, in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

(c) Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of the Terminating Party's securities shall constitute a new Acquisition Proposal for the purposes of this Section 7.02 and the Matching Party shall be afforded a new Response Period and the rights afforded in Section 7.02(b) in respect of each such Acquisition Proposal. In circumstances where FCGI provides the Purchaser with notice of a Superior Proposal and all documentation contemplated by Section 7.01(d) on a date that is less than 10 Business Days prior to the FCGI Meeting, FCGI may, and upon the request of the Purchaser, FCGI shall adjourn or postpone the FCGI Meeting in accordance with the terms of this Arrangement Agreement to a date that is not more than 10 days after the scheduled date of such FCGI Meeting, provided, however, that the FCGI Meeting shall not be adjourned or postponed to a date later than the 10th Business Day prior to the Completion Deadline.

(d) The FCGI Board shall reaffirm its recommendation for the Plan of Arrangement by news release promptly after (i) the FCGI Board has determined that any Acquisition Proposal is not a Superior Proposal if the Acquisition Proposal has been publicly announced or made; or (ii) the FCGI Board makes the determination referred to in Section 7.01 that an Acquisition Proposal that has been publicly announced or made and which previously constituted a Superior Proposal has ceased to be a Superior Proposal, and the Parties have so amended the terms of this Arrangement Agreement and the Plan of Arrangement. The Purchaser and its outside legal counsel shall be given a reasonable opportunity to review and comment on the form and content of any such news release and FCGI shall give reasonable consideration to all amendments to such press release requested by the Purchaser and its outside legal counsel. Such news release shall state that the FCGI Board has determined that such Acquisition Proposal is not a Superior Proposal.

(e) FCGI will not become a party to any Contract with any person subsequent to the date hereof that limits or prohibits FCGI from (i) providing or making available to the Purchaser and its affiliates and Representatives any information provided or made available to such person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to an Acceptable Confidentiality Agreement or (ii) providing the Purchaser and its affiliates and Representatives with any other information required to be given to it by FCGI under this Sections 7.01 or 7.02.

7.03 Expenses and Termination Fee

(a) Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Arrangement Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses. Purchaser shall be responsible for paying the filing fee, along with applicable taxes, if an Advance Ruling Certificate request is submitted by either of Purchaser or FCGI in respect of the transactions contemplated by this Arrangement Agreement in accordance with Sections 5.01 and 5.05 hereof if a notice under section 114 of the Competition Act is required.

(b) If an FCGI Termination Fee Event occurs, FCGI shall pay, or cause to be paid, to Purchaser (by wire transfer of immediately available funds) the Termination Fee.

(c) For the purposes of this Arrangement Agreement, "Termination Fee" means US$2,250,000 in the case of an FCGI Termination Fee Event.

(d) For the purposes of this Arrangement Agreement, "FCGI Termination Fee Event" means the termination of this Arrangement Agreement:

(i) by Purchaser pursuant to Section 8.02(a)(iii)A;

(ii) by Purchaser pursuant to Section 8.02(a)(iii)D;

(iii) by Purchaser pursuant to Section 8.02(a)(iii)E;

(iv) by FCGI pursuant to Section 8.02(a)(iv)A; or

(v) by Purchaser pursuant to Section 8.02(a)(ii)A or by either Party pursuant to 8.02(a)(ii)C if, in either case, prior to the earlier of the termination of this Arrangement Agreement or the holding of the FCGI Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to FCGI shall have been made to FCGI or publicly announced by any Person (other than Purchaser or any of its affiliates) and not withdrawn prior to the FCGI Meeting and within six months following the date of such termination:

A. the announced Acquisition Proposal is consummated by FCGI; or

B. FCGI enters into a definitive agreement in respect of, or the FCGI Board approves or recommends, the announced Acquisition Proposal which is subsequently consummated at any time thereafter,

provided that, for the purposes of this Section 7.03(d)(v) all references to "20%" in the definition of "Acquisition Proposal" shall be deemed to be references to "50%".

(e) If an FCGI Termination Fee Event described in any of Sections 7.03(d)(i), (ii), (iii) or (iv) occurs, the Termination Fee shall be payable simultaneously with the occurrence of such FCGI Termination Fee Event. If an FCGI Termination Fee Event described in Section 7.03(d)(v) occurs, the Termination Fee shall be payable within two (2) Business Days following the closing of the applicable transaction referred to therein.

(f) Each of the Parties acknowledges that the agreements contained in this Section 7.03 are an integral part of the transactions contemplated in this Arrangement Agreement and that, without those agreements, the Parties would not enter into this Arrangement Agreement.

(g) Each Party acknowledges that all of the payment amounts set out in this Section 7.03 are payments in consideration for the disposition of the Purchaser's right to receive such payment under this Arrangement Agreement and represent liquidated damages which are a genuine pre-estimate of the damages which the Purchaser will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Arrangement Agreement and are not penalties. FCGI irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of an amount pursuant to this Section 7.03 in the manner provided herein is the sole and exclusive remedy of the Purchaser in respect of the event giving rise to such payment, provided, however, that nothing contained in this Section 7.03, and no payment of any such amount, shall relieve or have the effect of relieving FCGI in any way from liability for damages incurred or suffered by the Purchaser as a result of an intentional or wilful breach of this Arrangement Agreement, including the intentional or wilful making of a misrepresentation in this Arrangement Agreement and nothing contained in this Section 7.03 shall preclude the Purchaser from seeking injunctive relief in accordance with Section 9.03 to restrain the breach or threatened breach of the covenants or agreements set forth in this Arrangement Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.  The Termination Fee shall, in any case, only be paid once by FCGI.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.01 Term

This Arrangement Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Arrangement Agreement in accordance with its terms.

8.02 Termination

(a) This Arrangement Agreement, other than Section 7.03 and Section 8.02(c) hereof, may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Arrangement Agreement or the Arrangement Resolution by the FCGI Shareholders, or of this Arrangement Agreement or the approval of the Arrangement by the Court):

(i) by mutual written agreement of FCGI and Purchaser; or

(ii) by either FCGI or Purchaser, if:

A. the Effective Time shall not have occurred on or before the Completion Deadline, except that the right to terminate this Arrangement Agreement under this Section 8.02(a)(ii)A shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under this Arrangement Agreement has been the cause of, or directly resulted in, the failure of the Effective Time to occur by such Completion Deadline; or

B. after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins FCGI or Purchaser from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

C. the Arrangement Resolution shall have failed to obtain the FCGI Shareholder Approval at the FCGI Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(iii) by Purchaser, if:

A. prior to obtaining the FCGI Shareholder Approval, there is a Change in FCGI Recommendation; or

B. any condition set forth in Section 6.01 or Section 6.03 is not satisfied, and such condition is incapable of being satisfied by the Completion Deadline; or

C. subject to Section 6.04, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of FCGI set forth in this Arrangement Agreement (other than as set forth in Section 7.01) shall have occurred that would cause the conditions set forth in Section 6.01 or Section 6.03 not to be satisfied, and such conditions are incapable of being satisfied by the Completion Deadline; provided that Purchaser is not then in breach of this Arrangement Agreement so as to cause any of the conditions set forth in Section 6.01 or Section 6.03 not to be satisfied; or

D. FCGI is in material breach or in material default of any of its obligations or covenants set forth in Section 7.01 other than an immaterial breach of FCGI's obligation under Section 7.01 to provide notice of an Acquisition Proposal to Purchaser within a prescribed period; or

E. the FCGI Board authorizes FCGI to enter into a legally binding agreement relating to a Superior Proposal;

(iv) by FCGI, if:

A. the FCGI Board authorizes FCGI, subject to complying with the terms of this Arrangement Agreement, to enter into a legally binding agreement with respect to a Superior Proposal; provided that concurrently with such termination, FCGI pays the Termination Fee payable pursuant to Section 7.03;

B. any condition set forth in Section 6.01 or Section 6.02 is not satisfied, and such condition is incapable of being satisfied by the Completion Deadline; or

C. subject to Section 6.04, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Purchaser set forth in this Arrangement Agreement shall have occurred that would cause the conditions set forth in Section 6.01 or Section 6.02 not to be satisfied, and such conditions are incapable of being satisfied by the Completion Deadline; provided that FCGI is not then in breach of this Arrangement Agreement so as to cause any of the conditions set forth in Section 6.01 or Section 6.02 not to be satisfied.

(b) The Party desiring to terminate this Arrangement Agreement pursuant to this Section 8.02 (other than pursuant to Section 8.02(a)(i)) shall give notice of such termination to the other Party.

(c) If this Arrangement Agreement is terminated pursuant to this Section 8.02, this Arrangement Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 8.02(c), Section 7.03 and Article 9 shall survive any termination hereof pursuant to Section 8.02(a); provided further that neither the termination of this Arrangement Agreement nor anything contained in this Section 8.02 shall relieve a Party from any liability arising prior to such termination.

8.03 Amendment

This Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the FCGI Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d) waive compliance with or modify any mutual conditions precedent herein contained.

8.04 Waiver

Any Party may: (i) extend the time for the performance of any of the obligations or acts of the other Party; (ii) waive compliance, except as provided herein, with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained herein; or (iii) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9
GENERAL

9.01 Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the "Transaction Personal Information"). Purchaser shall not disclose Transaction Personal Information to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Arrangement Agreement. If Purchaser completes the transactions contemplated by this Arrangement Agreement, Purchaser shall not, following the Effective Date, without the consent of the individuals to whom such Transaction personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information for purposes other than those for which such Transaction Personal Information was collected by FCGI prior to the Effective Date; and which does not relate directly to the carrying on of FCGI 's business or to the carrying out of the purposes for which the transactions contemplated by this Arrangement Agreement were implemented.

Purchaser shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Purchaser shall cause its advisors to observe the terms of this Section and to protect and safeguard Transaction Personal Information in their possession. If this Arrangement Agreement shall be terminated, Purchaser shall promptly deliver to FCGI all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

9.02 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Arrangement Agreement by a Party shall be in writing and shall be delivered by hand to the Party to which the notice is to be given at the following address or sent by facsimile or other means of electronic communication to the following numbers and addresses or to such other address or facsimile number as shall be specified by a Party by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile or other means of electronic communication be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day. The address for service of each of the Parties hereto shall be as follows:

(a) if to FCGI:

Florida Canyon Gold Inc.

200 Bay Street, Suite 1302

Toronto, ON M5J 2J3

Attention:  Audra Walsh, Chief Executive Officer

Email: [redacted - personal information]

with copies (which shall not constitute notice) to:

Bennett Jones LLP

3400 One First Canadian Place, P.O. Box 130

Toronto, ON  M5X 1A4

Attention:  Sander A.J.R. Grieve, K.C.

Email: [redacted - personal information]

(b) if to Purchaser:

Integra Resources Corp.

400 Burrard Street, Suite 1050

Vancouver, BC V6C 3A6

Attention:  Jason Kosec

Email: [redacted - personal information]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

HSBC Building, Suite 2200

885 West Georgia Street

Vancouver, BC V6C 3E8

Attention:  David Redford and David Gardos

Email: [redacted - personal information]

9.03 Remedies

Subject to Section 7.03 and Section 8.02(c), the Parties acknowledge and agree that an award of money damages may be inadequate for any breach of this Arrangement Agreement by any Party or its Representatives and advisors and that such breach may cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that, in the event of any such breach or threatened breach of this Arrangement Agreement by one of the Parties, FCGI (if Purchaser is the breaching party) or Purchaser (if FCGI is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, Section 7.03 and Section 8.02(c) hereof, such remedies will not be the exclusive remedies for any breach of this Arrangement Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the Parties.

9.04 Expenses

Subject to Section 7.03 and Section 8.02(c), the Parties agree that all out-of-pocket expenses incurred in connection with this Arrangement Agreement and the transactions contemplated hereby, the FCGI Meeting, the preparation and mailing of the Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the Party incurring such expense and that nothing in this Arrangement Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this Section 9.04 shall survive the termination of this Arrangement Agreement.

9.05 Time of the Essence

Time shall be of the essence in this Arrangement Agreement.

9.06 Entire Agreement

This Arrangement Agreement, together with the agreements and other documents herein referred to (for greater certainty, including the Purchaser Disclosure Letter and FCGI Disclosure Letter), constitute the entire agreement and understanding between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof, including the Proposal Letter.  There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein or in the other documents herein referred to.

9.07 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

9.08 Governing Law; Waiver of Jury Trial

This Arrangement Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Arrangement Agreement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario.

9.09 Execution in Counterparts

This Arrangement Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Arrangement Agreement by facsimile or other electronic means shall be effective as delivery of a manually executed counterpart of this Arrangement Agreement, and any Party delivering an executed counterpart of the signature page to this Arrangement Agreement by facsimile or other electronic means to any other Party shall thereafter also promptly deliver a manually executed original counterpart of this Arrangement Agreement to such other Party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Arrangement Agreement.

9.10 Waiver

No waiver or release by any Party shall be effective unless in writing and executed by the Party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in Section 8.03 hereof.

9.11 No Personal Liability

(a) No director or officer of FCGI shall have any personal liability whatsoever to Purchaser under this Arrangement Agreement or any other document delivered in connection with this Arrangement Agreement or the Arrangement by or on behalf of FCGI.

(b) No director or officer of Purchaser shall have any personal liability whatsoever to FCGI under this Arrangement Agreement or any other document delivered in connection with this Arrangement Agreement or the Arrangement by or on behalf of Purchaser.

9.12 Enurement and Assignment

Purchaser may assign all or part of its rights under this Arrangement Agreement to, and its obligations under this Arrangement Agreement may be assumed by, a direct or indirect subsidiary of Purchaser, provided that if such assignment and/or assumption takes place, Purchaser shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder.

This Arrangement Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors. This Arrangement Agreement may not be assigned by any Parties without the prior written consent of the other Party.

IN WITNESS WHEREOF the parties hereto have executed this Arrangement Agreement as of the date first above written.

FLORIDA CANYON GOLD INC.

Per:	(signed) "Audra Walsh"

INTEGRA RESOURCES CORP.

Per:	(signed) "Jason Kosec"

SCHEDULE "A"
FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

A-1

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions

In this Plan of Arrangement, unless indicated otherwise, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(1) "Argonaut Gold" means Argonaut Gold Inc.;

(2) "Argonaut Gold Plan of Arrangement" means the plan of arrangement under the Business Corporations Act (Ontario) involving Argonaut Gold and Alamos Gold Inc. that was approved by the Court on July 5, 2024;

(3) "Arrangement" means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or supplements thereto made in accordance with the Arrangement Agreement, Article 6 of this Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or supplement is acceptable to both the Company and Integra, each acting reasonably);

(4) "Arrangement Agreement" means the arrangement combination agreement dated as of July 28, 2024 between the Company and Integra, including the schedules and exhibits thereto, providing for, among other things, the Arrangement, as the same may be amended, supplemented or restated;

(5) "Arrangement Resolution" means the special resolution approving the Arrangement, the Arrangement Agreement and this Plan of Arrangement, passed by the Company Shareholders at the Meeting;

(6) "Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major commercial banking institutions in Toronto, Ontario are required by Law to be closed for business;

(7) "CBCA" means the Canada Business Corporations Act, as amended;

(8) "Certificate of Arrangement" means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

(9) "Circular" means the notice of the Meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to Company Shareholders in connection with the Meeting, including any amendments or supplements thereto;

(10) "Company" means Florida Canyon Gold Inc, a corporation amalgamated under the CBCA;

(11) "Company DSU Holder" means a holder of Company DSUs;

(12) "Company DSUs" means deferred share units granted under, or governed by, the Company Equity Incentive Plan;

(13) "Company Equity Incentive Plan" means the omnibus share incentive plan of the Company, as approved at the annual general and special meeting of Argonaut Gold by the Company Shareholders (in their capacity as shareholders of Argonaut Gold);

(14) "Company Option Holder" means a holder of Company Options;

(15) "Company Option" means an option to acquire a Fractional Company Share granted under, or governed by, the Company Equity Incentive Plan, and, for the avoidance of doubt, includes the New Argonaut Options granted pursuant to the Argonaut Gold Plan of Arrangement;

(16) "Company RSU Holder" means a holder of Company RSUs;

(17) "Company RSUs" means restricted share units granted under, or governed by, the Company Equity Incentive Plan;

(18) "Company Shareholders" means the registered and/or beneficial holders of Company Shares, as the context requires, and, following the Effective Time, includes former holders of Company RSUs and Company DSUs whose Company RSUs or Company DSUs, as applicable, are exchanged for Company Shares pursuant to Section 3.1(1)(b) or Section 3.1(5));

(19) "Company Shares" means the common shares in the capital of the Company;

(20) "Court" means the Ontario Superior Court of Justice;

(21) "Depositary" has the meaning ascribed thereto in the Arrangement Agreement;

(22) "Director" means the Director appointed pursuant to Section 260 of the CBCA;

(23) "Dissent Rights" has the meaning ascribed to such term in Section 4.1(1);

(24) "Dissent Share" means a Company Share held by a Dissenting Shareholder;

(25) "Dissenting Shareholder" means a registered holder of Company Shares as of the record date for the Meeting who has duly and validly exercised the Dissent Rights in respect of the Arrangement in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid fair value of his, her or its Company Shares in respect of which such Dissenting Shareholder has exercised Dissent Rights;

(26) "DRS Advice" has the meaning ascribed to such term in Section 5.2(1);

(27) "Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

(28) "Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date, or such other time on the Effective Date as the Company and Integra may agree to in writing before the Effective Date;

(29) "Exchange Ratio" means 0.467 of an Integra Share for each one (1) Company Share;

(30) "Final Order" means the final order of the Court approving the Arrangement pursuant to the CBCA, after being informed of the intention to rely upon the exemption from registration pursuant to Section 3(a)(10) of the U.S. Securities Act in a form acceptable to the Company and Integra, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court (with the consent of both the Company and Integra, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Integra, each acting reasonably) on appeal;

(31) "Fractional Company Share" means one-tenth (0.1) of a Company Share;

(32) "Fractional Integra Share" means 0.0467 of an Integra Share, being equal to the product obtained when the Exchange Ratio is multiplied by one-tenth (0.1);

(33) "Governmental Entity" means: (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor in council, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange;

(34) "holder" means, when used with reference to any securities of a Party, the holder of such securities shown from time to time in the central securities register maintained by or on behalf of such Party in respect of such securities;

(35) "Integra" means Integra Resources Corp., a corporation existing under the Business Corporations Act (British Columbia);

(36) "Integra Shares" means the common shares in the capital of Integra;

(37) "Interim Order" means the interim order of the Court pursuant to the CBCA, after being informed of the intention to rely upon the exemption from registration pursuant to Section 3(a)(10) of the U.S. Securities Act,  in a form acceptable to the Company and Integra (each acting reasonably), providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Company and Integra (each acting reasonably) at any time prior to the Final Order or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(38) "Law" or "Laws" means, with respect to any Person, any and all applicable laws (statutory, common or otherwise), statute, constitution, treaty, convention, ordinance, code, rule, regulation, by-laws, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign (i) enacted, adopted, promulgated or applicable by a Governmental Entity, (ii) that is binding upon or applicable to such Person or its business, undertaking, property, assets or securities, the terms and conditions of any Permit, and (iii) to the extent they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

(39) "Letter of Transmittal" means the letter of transmittal to be delivered by the Company Shareholders to the Depositary, as described in the Circular;

(40) "Lien" means any mortgage, deed of trust, charge, pledge, hypothec, security interest, easement, right of way, zoning restriction, lien (statutory or otherwise), limitation or restriction on use, voting, exercise, possession or transfer (including any preferential offer or refusal right or similar entitlement), or other third party encumbrance, in each case, whether contingent or absolute and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;

(41) "Meeting" means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought advisable, approving the Arrangement Resolution;

(42) "New Argonaut Option" has the meaning ascribed to such term in the Argonaut Gold Plan of Arrangement;

(43) "Parties" means, collectively, the Company and Integra, and "Party" means either one of them;

(44) "Per Share Consideration" means for each Company Share, 0.467 of an Integra Share;

(45) "Person" means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Entity or instrumentality or other entity of any kind;

(46) "Plan of Arrangement" means this plan of arrangement, subject to any amendments or variations thereto made in accordance with Article 6 or with the Arrangement Agreement or made at the direction of the Court in the Final Order with the consent of the Company and Integra (each acting reasonably);

(47) "Proscription Deadline" has the meaning ascribed to such term in Section 5.6;

(48) "Purchaser Incentive Equity Plan" has the meaning ascribed to such term in the Arrangement Agreement;

(49) "Replaced Option" has the meaning ascribed to such term in Section 3.1(2);

(50) "Replacement Option" has the meaning ascribed to such term in Section 3.1(2);

(51) "Replacement Option Exercise Price" has the meaning ascribed to such term in Section 3.1(2);

(52) "Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended; and

(53) "U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA unless the context otherwise clearly requires.

Section 1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article", "Section" or "paragraph" followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

Section 1.3 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise clearly requires, words used herein importing the singular include the plural and vice versa; words imparting any gender shall include all genders and the neuter gender; and words imparting persons shall include individuals, partnerships, limited liability companies, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities and other entities.

Section 1.4 Date of Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, then such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5 Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal refer to the time in Toronto, Ontario unless otherwise stipulated herein or therein.

Section 1.6 Statutory References

Unless otherwise indicated, references in this Plan of Arrangement to any statute include all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

Section 1.7 Currency

In this Plan of Arrangement, all references to dollars or "$" are references to Canadian dollars unless otherwise indicated, and all references to U.S. dollars or "US$" are references to United States dollars.

ARTICLE 2
EFFECT OF THE ARRANGEMENT

Section 2.1 Arrangement and Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of and forms a part of, the Arrangement Agreement, except in respect of the order and sequence of the steps comprising the Arrangement, which shall occur in the order and sequence set forth in Section 3.1. This Plan of Arrangement constitutes an arrangement as referred to in Section 192 of the CBCA.

Section 2.2 Binding Effect

As of and from the Effective Time, this Plan of Arrangement will be binding on the Company, Integra, the Company Shareholders, the Company Option Holders, the Company RSU Holders, the Company DSU Holders, the Depositary, the transfer agents in respect of the Company Shares, and all other Persons, in each case without any further act or formality required on the part of any Person.

Section 2.3 Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of all Liens, claims and encumbrances.  Each Company Shareholder, Company Option Holder, Company RSU Holder and Company DSU Holder shall, in respect of any step in Section 3.1 applicable to such Person, be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer or exchange all Company Shares, Company Options, Company RSUs or Company DSUs, as applicable, held by such holder in accordance with such step.

Section 2.4 Effective Time of Transactions

The transfers, exchanges, issuances and cancellations provided for in Section 3.1 shall occur, and shall be deemed to occur, at the time and in the order and sequence specified in Section 3.1, notwithstanding that certain of the procedures related thereto may not be completed until after such time.

ARTICLE 3
ARRANGEMENT

Section 3.1 The Arrangement

Commencing at the Effective Time, unless otherwise specifically provided in this Section 3.1, each of the transactions or events set out below shall occur, and shall be deemed to occur, in the following order and sequence at one-minute intervals following the immediately preceding transaction or event, in each case without any further authorization, act or formality on the part of any Person:

(1) Each Dissent Share outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof to the Company for cancellation and shall be cancelled, and upon such transfer:

(a) such Dissenting Shareholder will cease to be the holder of such Dissent Share or to have any rights as a holder in respect of such Dissent Share, other than the right to be paid the fair value of such Dissent Share determined and payable in accordance with Article 4; and

(b) the former holders of such Dissent Shares shall be removed from the Company's central securities register for the Company Shares in respect of such Dissent Shares.

(2) Each Company Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be disposed of, and be deemed to have disposed of, by the holder thereof to the Company for cancellation and shall be cancelled (each such Company Option, a "Replaced Option"), and as the sole consideration therefor Integra shall grant to such holder an option (each, a "Replacement Option") entitling the holder to purchase a Fractional Integra Share, which Replacement Option shall (i) have an exercise price for such Fractional Integra Share (the "Replacement Option Exercise Price") equal to the exercise price per Fractional Company Share under the Replaced Option (provided that (A) no fractional Integra Shares will be issued upon any particular exercise or settlement of Replacement Options, and the aggregate number of Integra Shares to be issued upon exercise by a holder of one or more Replacement Options shall be rounded down to the nearest whole number (with all exercises that are effectuated concurrently by a holder of Replacement Options being aggregated before any such reduction is effectuated), and (B) the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent (with all exercises that are effectuated concurrently by a holder of Replacement Options being aggregated before any such increase is effectuated)), (ii) be governed by the Purchaser Incentive Equity Plan, and (iii) otherwise have the same terms and conditions (including vesting, exercisability terms and expiry date) as were applicable to such Replaced Option immediately prior to the Effective Time, and upon such exchange:

(a) such Company Option Holder will cease to be the holder of such Company Option or to have any rights as a holder in respect of such Company Option other than the right to receive the Replacement Options to which they are entitled under this Section 3.1(2);

(b) the name of such Company Option Holder shall be removed from the register of Company Options maintained by or on behalf of the Company; and

(c) the holder of such Replaced Option shall be entered in Integra's register of holders of Integra stock options in respect of the Replacement Options which such holder is entitled to receive in accordance with this Section 3.1(2).

(3) Each Company RSU outstanding immediately prior to the Effective Time shall immediately vest, and upon such vesting each such vested Company RSU shall immediately be redeemed, and be deemed to be redeemed, by the Company and cancelled in consideration for the issue by the Company from treasury to the holder of such Company RSU of one fully paid and non-assessable Company Share (subject to any applicable withholdings pursuant to Section 5.7),  for each Company RSU so redeemed, and upon such redemption:

(a) such Company RSU Holder shall cease to be the holder of such Company RSUs and to have any rights as a Company RSU Holder other than the right to receive the Company Shares to which they are entitled under this Section 3.1(3);

(b) the name of such Company RSU Holder shall be removed from the register of Company RSUs maintained by or on behalf of the Company; and

(c) the holder of such redeemed Company RSUs shall be entered in the Company's register of holders of Company Shares in respect of the Company Shares which such holder is entitled to receive in accordance with this Section 3.1(3).

(4) Each holder of a Company DSU shall resign from, and shall be deemed to have immediately resigned from, the board of directors of the Company and any affiliate of the Company.

(5) Following the resignation of the holders of Company DSUs in accordance with Section 3.1(4), all of the issued and outstanding Company DSUs shall immediately vest, and upon such vesting shall immediately be redeemed, and be deemed to be redeemed, by the Company and cancelled in consideration for the issue by the Company from treasury to the holder of such Company DSU of one fully paid and non-assessable Company Share (subject to any applicable withholdings pursuant to Section 5.7) for each Company DSU so redeemed, and upon such redemption:

(a) such Company DSU Holder shall cease to be the holder of such Company DSUs and to have any rights as a Company DSU Holder other than the right to receive the Company Shares to which they are entitled under this Section 3.1(5);

(b) the name of such Company DSU Holder shall be removed from the register of Company DSUs maintained by or on behalf of the Company; and

(c) the holder of such redeemed Company DSUs shall be entered in the Company's register of holders of Company Shares in respect of the Company Shares which such holder is entitled to receive in accordance with this Section 3.1(5).

(6) Each Company Share outstanding immediately prior to the effective time of the share transfer and exchange pursuant to this Section 3.1(6) (including, for the avoidance of doubt, any Company Shares issued to former holders of Company RSUs or Company DSUs under Section 3.1(3) or Section 3.1(5), but excluding any Company Shares surrendered and cancelled in accordance with Section 3.1(1)) shall be, and shall be deemed to be, transferred by the holder thereof to Integra, and in exchange therefor such holder shall be entitled to receive from Integra the applicable fully-paid and non-assessable Per Share Consideration in accordance with Article 5, and upon such transfer and exchange becoming effective:

(a) the former holder of such exchanged Company Share will cease to be the holder thereof or to have any rights as a holder thereof, other than the right to receive, subject to Article 5, the Per Share Consideration issuable in respect of such Company Share pursuant to this Section 3.1(6);

(b) the former holders of such exchanged Company Shares shall be removed from the Company's central securities register for the Company Shares; and

(c) Integra will be, and will be deemed to be, the legal and beneficial owner of such transferred Company Shares and shall be entered in the central securities register of the Company as the sole holder thereof.

(7) Except as otherwise set out above in this Section 3.1, any other rights of any Person in respect of the Company Shares, Company Options, Company RSUs or Company DSUs will be extinguished.

(8) The Company Equity Incentive Plan shall be terminated.

ARTICLE 4
DISSENT RIGHTS

Section 4.1 Rights of Dissent

(1) Registered holders of the Company Shares may exercise rights of dissent in connection with the Arrangement pursuant to and in accordance with Section 190 of the CBCA, as modified by the Interim Order, the Final Order and this Section 4.1 ("Dissent Rights"); provided that the written objection to the Arrangement Resolution referred to in section 190(5) of the CBCA must be sent to and received by the Company not later than 5:00 p.m. (Toronto time) on the Business Day that is two (2) Business Days before the Company Special Meeting.

(2) Dissenting Shareholders who are ultimately determined to be entitled to be paid by the Company (using the Company's own funds and not funds provided directly or indirectly by Integra) the fair value for the Company Shares in respect of which they have exercised Dissent Rights will be deemed to have irrevocably transferred such Company Shares to the Company pursuant to Section 3.1(1) in consideration of such fair value and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares.

(3) Dissenting Shareholders who are ultimately not entitled, for any reason, to be paid by the Company (using the Company's own funds and not funds provided directly or indirectly by Integra) the fair value for the Company Shares in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement on the same basis as a Company Shareholder who has not exercised Dissent Rights, as at and from the Effective Time and be entitled to receive only the consideration set forth in Section 3.1 that such holder would have received if such holder had not exercised Dissent Rights.

(4) In no case will the Company or Integra or any other Person be required to recognize a Person exercising Dissent Rights as a holder of Company Shares after the Effective Time, and each Dissenting Shareholder will cease to be entitled to the rights of a Company Shareholder in respect of Company Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of the Company will be amended to reflect that such former holder is no longer the holder of such Company Shares in accordance with Section 3.1.

(5) For greater certainty, in accordance with the CBCA, none of the following are entitled to exercise Dissent Rights: (i) holders of Company Shares who vote, or have instructed a proxyholder to vote, in favour of the Arrangement Resolution; (ii) holders of Company Shares who have not strictly complied with the procedures for exercising Dissent rights or who have withdrawn their exercise of Dissent Rights prior to the Effective Time; (iii) holders of Company Options with respect to their Company Options; (iv) holders of Company RSUs with respect to their Company RSUs; and (v) holders of Company DSUs with respect to their Company DSUs.

ARTICLE 5
DEPOSIT AND PAYMENT OF PER SHARE CONSIDERATION

Section 5.1 Deposit of Integra Shares

Prior to the Effective Time, Integra shall (i) provide for the reservation, issuance and listing of Integra Shares as is necessary to effectuate the transactions contemplated by Section 3.1, and (ii) deliver or arrange to be delivered to the Depositary the Integra Shares required to be issued to Company Shareholders (including, for the avoidance of doubt, holders of Company RSUs and holders of Company DSUs who are entitled to receive Company Shares in exchange for their Company RSUs or Company DSUs, as applicable, pursuant to Section 3.1(3) or Section 3.1(5)) in accordance with the provisions of Section 3.1(6), which Integra Shares shall be held by the Depositary as agent and nominee for such Company Shareholders for delivery to such Company Shareholders in accordance with the provisions of this Article 5.

Section 5.2 Delivery and Payment of Per Share Consideration

(1) Subject to the provisions of this Article 5, upon return to the Depositary of a properly completed Letter of Transmittal by a registered former Company Shareholder, together with certificate(s) or a direct registration statement advice (a "DRS Advice") representing one or more Company Shares that such Company Shareholder held immediately before the Effective Time and such additional documents and instruments as the Depositary may reasonably require, the Company Shareholder (other than a Dissenting Shareholder) shall be entitled to receive the aggregate Per Share Consideration that they are entitled to receive pursuant to Section 3.1(6) in exchange therefor, and the Depositary shall deliver to such holder, following the Effective Time, a certificate(s) or DRS Advice recorded on a book-entry basis representing the Integra Shares that such holder is entitled to receive pursuant to Section 3.1(6). Notwithstanding the foregoing, a Company RSU Holder or Company DSU Holder who receives Company Shares pursuant to Section 3.1(3) or Section 3.1(5) in exchange for their Company RSUs or Company DSUs, as applicable, shall not be required to deliver to the Depositary a Letter of Transmittal, share certificate of DRS Advice with respect to such Company Shares in order to receive the Per Share Consideration that they are entitled to receive pursuant to Section 3.1(6) in exchange for such Company Shares.

(2) After the Effective Time, and until surrendered for cancellation as contemplated by Section 5.2(1), each certificate or DRS Advice that immediately prior to the Effective Time represented one or more Company Shares (other than any Dissent Shares) shall be deemed at all times to represent only the right to receive in exchange therefor the aggregate Per Share Consideration that the holder of such certificate or DRS Advice is entitled to receive pursuant to Section 3.1(6).

(3) For greater certainty, none of the holders of Company Shares, holders of Company Options, holders of Company RSUs or holders of Company DSUs shall be entitled to receive any consideration with respect to such Company securities other than the consideration such holder is entitled to receive in accordance with Section 3.1, and, for greater certainty, no such former holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

Section 5.3 Dividends and Distributions

No dividends or other distributions declared or made after the Effective Time with respect to Integra Shares with a record date after the Effective Date shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged pursuant to Section 3.1(6) unless and until the holder of record of such certificate shall surrender such certificate (or affidavit in accordance with Section 5.5) in accordance with Section 5.2(1). Subject to applicable Law, at the time of such surrender of any such certificate (or in the case of clause (B) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole Company Shares, without interest, (A) the amount of dividends or other distributions with a record date on or after the Effective Date theretofore paid with respect to each whole Integra Share issued to such holder, and (B) on the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Effective Date but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Integra Share.

Section 5.4 Fractional Shares

In no event shall any holder of Company Shares be entitled to a fractional Integra Share. Where the aggregate number of Integra Shares to be issued to a holder of Company Shares as part of the Per Share Consideration under this Arrangement would result in a fraction of an Integra Share being issuable, the aggregate number of Integra Shares to be received by such holder shall be rounded down to the nearest whole Integra Share, without any additional payment or compensation to the holder.

Section 5.5 Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding Company Shares that were acquired by Integra pursuant to Section 3.1(6) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Company Shares, the Depositary will, in exchange for such lost, stolen or destroyed certificate, deliver to such former holder of Company Shares, or make available for pick up at its offices, the Integra Shares such former holder is entitled to receive in respect of such Company Shares pursuant to Section 3.1(6), together with any distributions or dividends which such holder is entitled to receive pursuant to Section 5.2(2), less, in each case, any amounts withheld pursuant to Section 5.7. When authorizing such delivery in relation to any lost, stolen or destroyed certificate, the former holder of such Company Shares shall, as a condition precedent to the delivery of Integra Shares, give a bond satisfactory to Integra and the Depositary (each acting reasonably) in such sum as Integra may direct, or otherwise indemnify the Company, Integra and the Depositary against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 5.6 Extinction of Rights

Any certificate or book-entry advice statements which immediately prior to the Effective Time represented one or more outstanding Company Shares that were acquired by Integra pursuant to Section 3.1 which is not deposited with the Depositary in accordance with the provisions of Section 5.2(1) before 4:00 p.m. (Toronto Time) on the second (2nd) anniversary of the Effective Date (the "Proscription Deadline") shall, as of and from the Proscription Deadline, cease to represent a claim or interest of any kind or nature whatsoever, whether as a securityholder or otherwise and whether against the Company, Integra, the Depositary or any other Person. At the Proscription Deadline, the consideration such former holder of Company Shares would otherwise have been entitled to receive pursuant to Section 3.1, together with any distributions or dividends such holder would otherwise have been entitled to receive pursuant to Section 5.2(2), shall be deemed to have been surrendered for no consideration to Integra. Neither the Company nor Integra will be liable to any Person in respect of any cash or securities (including any cash or securities previously held by the Depositary in trust for any such former holder) which is forfeited to Integra or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

Section 5.7 Withholding Rights

The Company, Integra or the Depositary, or their respective agents, as applicable, shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any Person pursuant to the Arrangement or the Arrangement Agreement (including, without limitation, any payments to Dissenting Shareholders, Company Option Holders, Company RSU Holders or Company DSU Holders) such amounts as the Company, Integra or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment or delivery under the Tax Act or any provision of any other applicable Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate tax authority. Each of the Company, Integra and the Depositary, and their respective agents, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such Person, such portion of any share or other security deliverable to such Person as is necessary to provide sufficient funds (after deducting commissions payable, fees, and other costs and expenses) to the Company, Integra or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Company, Integra or the Depositary shall notify such Person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and, if applicable, any portion of such net proceeds (after deducting commissions payable, fees, and other costs and expenses) that is not required to be so remitted shall be paid to such Person. Any such sale will be made in accordance with applicable Laws and at prevailing market prices and none of the Company, Integra, or the Depositary or their respective agents, as the case may be, shall be under any obligation to obtain a particular price for the share or other security, as applicable, so sold. None of the Company, Integra, the Depositary or any other person will be liable for any loss arising out of any sale under this Section 5.7.

Section 5.8 U.S. Securities Laws Exemption

Notwithstanding any provision herein to the contrary, the Parties each agree that the Plan of Arrangement will be carried out with the intention that all Integra Shares to be issued by Integra to Company Shareholders in exchange for their Company Shares and all Replacement Options to be issued by Integra to Company Option Holders in exchange for their Company Options pursuant to the Plan of Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

ARTICLE 6
AMENDMENTS

Section 6.1 Amendments to Plan of Arrangement

(1) The Company and Integra reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by the Company and Integra, each acting reasonably, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to or approved by the Company Shareholders if and as required by the Court.

(2) Any amendment, modification or supplement to this Plan of Arrangement pursuant to Section 6.1(1) may be proposed by the Company at any time prior to the Meeting (provided Integra shall have consented thereto, such consent not to be unreasonably withheld, conditioned or delayed) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(3) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting will be effective only if such amendment, modification or supplement (i) is consented to by each of the Company and Integra (provided each such consent shall not be unreasonably withheld, conditioned or delayed),  and (ii) if required by the Court or applicable law, is consented to by Company Shareholders voting in the manner directed by the Court.

(4) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of the Company and Integra (which consent shall not be unreasonably withheld, conditioned or delayed), provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of each of the Company and Integra, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Company and Integra or any former Company Securityholder.

ARTICLE 7
FURTHER ASSURANCES

Section 7.1 Further Assurances

Each of the Parties shall make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Section 7.2 Paramountcy

From and after the Effective Time:

(1) this Plan of Arrangement shall take precedence and priority over any and all rights related to the securities of the Company issued prior to the Effective Time;

(2) the rights and obligations of the holders of the securities of the Company, and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(3) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to securities of the Company shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

SCHEDULE "B"
LIST OF FCGI PROPERTIES

[redacted - commercially sensitive information]

B-1

SCHEDULE "C"
LIST OF PURCHASER PROPERTIES

[redacted - commercially sensitive information]

C-1

SCHEDULE "D"
ARRANGEMENT RESOLUTION

BE IT RESOLVED BY SPECIAL RESOLUTION THAT:

1. The arrangement (the "Arrangement") under the provisions of Section 192 of the Canada Business Corporations Act (the "CBCA") involving Florida Canyon Gold Inc. ("FCGI") pursuant to the arrangement agreement (the "Arrangement Agreement") between FCGI and Integra Resources Corp. ("Purchaser") dated July 28, 2024, all as more particularly described and to be set forth in the joint management information circular of FCGI and Purchaser (the "Circular") accompanied by the notice of the meeting (as the Arrangement may be modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2. The plan of arrangement, as it has been or may be modified or amended in accordance with the Arrangement Agreement and its terms, involving FCGI (the "Plan of Arrangement"), the full text of which is set out as Schedule "A" to the Arrangement Agreement, is hereby authorized, approved and adopted.

3. The Arrangement Agreement and all the transactions contemplated therein, the actions of the directors of FCGI in approving the Arrangement, and the actions of the officers of FCGI in executing and delivering the Arrangement Agreement, and any modifications or amendments thereto are hereby ratified and approved.

4. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the FCGI Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List) (the "Court"), the directors of FCGI are hereby authorized and empowered, at their discretion, without further notice to or approval of the FCGI Shareholders: (a) to amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5. Any officer or director of FCGI is hereby authorized and directed for and on behalf of FCGI to make an application to the Court for an order approving the Arrangement and to execute, under the corporate seal of FCGI or otherwise, and to deliver or cause to be delivered, such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

6. Any officer or director of FCGI is hereby authorized and directed for and on behalf of FCGI to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person's opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

D-1